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TABLE OF CONTENTS

As filed with the United States Securities and Exchange Commission on September 19, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-8

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

DENISON MINES CORP.
(Exact Name of Registrant as Specified in its Charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1090 (Primary Standard Industrial Classification Code Number)	98-0622284 (I.R.S. Employer Identification No., if applicable)

Atrium on Bay, 595 Bay Street, Suite 402
Toronto, Ontario
M5G 2C2
(416) 979-1991
(Address, including zip code, and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Ronald F. Hochstein David D. Cates Sheila Colman Denison Mines Corp. Atrium on Bay, 595 Bay Street Suite 402 Toronto, Ontario Canada M5G 2C2 Tel: (416) 979-1991	Gordon R. Chambers Cassels, Brock & Blackwell LLP Suite 2200, HSBC Building 885 West Georgia Street Vancouver, British Columbia Canada V6C 3E8 Tel: (604) 691-6100	Edwin S. Maynard Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration fee

Common Shares	22,473,114	$5,308,249.17	$724.05

(1)
Represents the maximum number of Denison Mines Corp. ("Denison") common shares estimated to be issuable upon consummation of the exchange offer for all of the outstanding common shares of Rockgate Capital Corp. ("Rockgate") based on 117,047,470, which is the estimated number of outstanding Rockgate common shares as of September 9, 2013 assuming full conversion of all outstanding options for Rockgate common shares.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with General Instruction IV.G to Form F-8. The proposed maximum offering price is equal to the product of (i) Cdn$0.175, which is the average of the high and low sale prices of Rockgate common shares as reported on the Toronto Stock Exchange on September 9, 2013, and (ii) 29,261,868, which is the estimated number of Rockgate common shares to be received from United States residents, assuming full conversion of all outstanding options for Rockgate common shares. For purposes of this calculation, Cdn$ are converted into U.S. dollars at the noon rate of exchange as reported by the Bank of Canada on September 9, 2013 of 1.0366 Cdn$ per U.S. dollar.

          If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

1.     Home Jurisdiction Document.

        Offer to Purchase and Circular dated September 19, 2013, including the Letter of Transmittal and Notice of Guaranteed Delivery.

2.     Informational Legends.

        See the outside front cover page and the inside front cover page of the Offer to Purchase and Circular dated September 19, 2013.

3.     Incorporation of Certain Information by Reference.

        As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant, Atrium on Bay, 595 Bay Street, Suite 402, Toronto, Ontario, M5G 2C2.

4.     List of Documents Filed with the Commission.

        See the heading "Documents Filed as Part of the Registration Statement" in the Offer to Purchase and Circular dated September 19, 2013.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment advisor, stockbroker, bank manager, trust company manager, accountant, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Laurel Hill Advisory Group, the Information Agent retained by Denison, toll free 1-877-452-7184 from anywhere in Canada or the United States (416-304-0211 collect) or via email at assistance@laurelhill.com

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Denison may, in Denison's sole discretion, take such action as Denison may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The Offer has not been approved or disapproved by any securities regulatory authority, nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is an offence.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2, telephone (416) 979-1991, extension 366, and are also available electronically on SEDAR at www.sedar.com.

September 19, 2013

DENISON MINES CORP.

OFFER TO PURCHASE
all of the outstanding common shares of
ROCKGATE CAPITAL CORP.
on the basis of 0.192 of a common share of Denison Mines Corp.
for each common share of Rockgate Capital Corp.

Denison Mines Corp. ("Denison") hereby offers, upon and subject to the terms and conditions set out herein (the "Offer"), to purchase all of the issued and outstanding common shares ("Shares") of Rockgate Capital Corp. ("Rockgate") together with any associated rights issued under Rockgate's shareholder rights plan ("SRP Rights"), including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time (as defined below) upon the exercise, conversion or exchange of the Options (as such term is defined in the Circular) or any other outstanding rights.

The Offer is open for acceptance until 4:00 p.m. (Toronto time) on October 25, 2013
(the "Expiry Time"), unless the Offer is extended or withdrawn.

The Shares are listed on the Toronto Stock Exchange (the "TSX") under the trading symbol "RGT". The closing price of the Shares on the TSX was $0.155 on September 16, 2013, the last trading day prior to the announcement of Denison's intention to make the Offer. Based upon the closing price of the Denison common shares on the TSX on September 16, 2013, the last trading day prior to the announcement of Denison's indication to make the offer, the Offer represents a premium of 47% over the closing price of the Shares on the TSX on September 16, 2013, and a premium of 38% based on the volume weighted average price of each company on the TSX for the 20-day period ended September 16, 2013.

Lock-Up Agreements

Denison has entered into lock-up agreements (the "Lock-Up Agreements"), with each of JP Morgan Asset Management (UK) Limited, New City Energy Limited, Geiger Counter Limited, City Natural Resources High Yield Trust Plc, Sprott Asset Management USA Inc., Resource Capital Investment Corp. General Partner and Sprott Asset Management LP (the "Locked-Up Shareholders"), pursuant to which each of the Locked-Up Shareholders has agreed, subject to certain exceptions, to support the Offer and deposit or cause to be deposited under the Offer and not withdraw all of the Shares beneficially owned or over which control and direction are exercised by it. Based upon publicly available information, the aggregate number of Shares beneficially owned or over which control and direction is exercised by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 31.5% of the Shares on a fully-diluted basis. See Section 7 of the Circular, "Lock-Up Agreements".

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

Conditions to the Offer

The Offer is conditional on, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time a number of Shares which constitutes at least 90% of the Shares outstanding at the Expiry Time on a fully-diluted basis. This and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer". Subject to applicable Laws (as such term is defined in the Circular), Denison reserves the right to withdraw the Offer and to not take up and pay for any Shares deposited under the Offer if any condition of the Offer is not satisfied or waived at or prior to the Expiry Time.

Tender Instructions

Shareholders (as such term is defined in the Offer) who wish to accept the Offer must properly complete and duly execute the accompanying Letter of Transmittal (printed on YELLOW paper), or a manually executed facsimile thereof, and deposit it, at or prior to the Expiry Time, together with certificate(s) or DRS Advice(s) (as such term is defined in the Circular) representing their Shares and all other required documents, with Computershare Investor Services Inc. (the "Depositary") at its office in Toronto, Ontario specified in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Shareholders may also accept the Offer by following the procedure for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). Alternatively, Shareholders may accept the Offer by following the procedures for book-entry transfer of Shares set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

Persons whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Shares under the Offer. Intermediaries are likely to have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Shareholder Questions

Questions and requests for assistance may be directed to the Depositary or the information agent for the Offer, Laurel Hill Advisory Group. (the "Information Agent"). The Information Agent can be contacted at 1-877-452-7184 toll free in North America or at 1-416-304-0211 outside of North America or by e-mail at assistance@laurelhill.com. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary or the Information Agent and are accessible on Denison's website at www.denisonmines.com or on the Canadian Securities Administrators' website at www.sedar.com. The foregoing website addresses are provided for informational purposes only and no information contained on, or accessible from, the foregoing websites is incorporated by reference herein, except where specifically stated.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, such information or representation must not be relied upon as having been authorized by Denison, the Depositary or the Information Agent.

These securityholder materials are being sent to both registered and non-registered holders of Shares and to registered holders of Options. If you are a non-registered holder of Shares, and Denison or its agent has sent these materials directly to you, your name and address and information about your holdings of Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such Shares on your behalf.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

Shareholders should be aware that Denison reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time, as permitted by applicable laws or regulations. See Section 12 of the Offer, "Market Purchases".

This document does not generally address tax consequences of the Offer to Shareholders in any jurisdiction outside of Canada or the United States. Shareholders in a jurisdiction outside of Canada or the United States should be aware that the disposition of Shares may have tax consequences which may not be described herein. Accordingly, Shareholders outside of Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

The Offer is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. They may not be comparable to financial statements of United States companies.

Shareholders should be aware that the disposition of Shares and the acquisition of Denison Shares (as such term is defined in the Offer) by them as described herein may have tax consequences in the United States, Canada and other jurisdictions. Such consequences may not be fully described herein and such Shareholders are urged to consult their tax advisors. See Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 20 of the Circular, "Certain United States Federal Income Tax Considerations".

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Denison is existing under the laws of Ontario, that some or all of its officers and directors may reside outside the United States, that some or all of the experts named herein may reside outside the United States and that a substantial portion of the assets of Denison and the above mentioned persons are located outside the United States.

THE SECURITIES TO BE DELIVERED IN CONNECTION WITH THE OFFER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

 NOTICE TO HOLDERS OF OPTIONS

        The Offer is made only for Shares and SRP Rights and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of such Options and applicable Laws, exercise, exchange or convert such Options in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificates or DRS Advices representing the Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        For additional important information on the treatment of Options under the Offer, see Section 1 of the Offer, "The Offer — Options".

        The tax consequences to holders of Options of exercising, exchanging or converting such Options are not described in the Circular. Holders of Options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise, exchange or convert or to not exercise, exchange or convert their Options.

 NOTE UNITED STATES AND OTHER NON-CANADIAN INVESTORS
CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in or incorporated by reference in the Offer and Circular have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards differ significantly from those of Industry Guide No. 7 as interpreted by staff at the SEC. Accordingly, mineral reserve and mineral resource information contained in or incorporated by reference in the Offer and Circular is not comparable to similar information disclosed by U.S. companies.

        In particular, the SEC's Industry Guide No. 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide No. 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under SEC standards. Accordingly, mineral reserve estimates contained or incorporated by reference in the Offer and Circular may not qualify as "reserves" under SEC standards.

        In addition, the Offer and Circular and the documents incorporated by reference therein use the terms "mineral resources," "measured mineral resources," "indicated mineral resources" and "inferred mineral resources" to comply with the reporting standards in Canada. The SEC's Industry Guide No. 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of "mineral resources," "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported "mineral resources," "measured mineral resources," "indicated mineral resources" or "inferred mineral resources" in the Offer and Circular or the documents incorporated by reference therein is economically or legally mineable.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

        For the above reasons, information contained in the Offer and Circular and the documents incorporated by reference therein that describes mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

CURRENCY

        All dollar references in the Offer and Circular are in Canadian dollars, except where otherwise indicated. Canadian dollars are referred to as "Canadian dollars", "C$" or "$" and United States dollars are referred to as "U.S. dollars" or "US$". On September 18, 2013, the Bank of Canada noon rate of exchange for U.S. dollars was C$1.00 = US$0.9697.

FORWARD-LOOKING STATEMENTS

        The information contained in the Offer and Circular, including the summary thereof, has, unless otherwise specified, been prepared as of September 18, 2013 and the information contained in the documents incorporated by reference therein has, unless otherwise specified, been prepared as of the respective dates of such documents. Certain statements contained in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, that are referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and the rules and releases made by the SEC, all as amended from time to time, and "forward-looking information" under the provisions of Canadian provincial securities laws. When used in such documents, the words "anticipate", "believe", "could", "expect", "estimate", "forecast", "intend", "may", "outlook", "planned", "project", "should", "will", "would" and similar expressions are intended to identify such forward-looking statements.

        Forward-looking statements in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, include, but are not limited to statements regarding: Denison's outlook for 2013 and future periods; expectations as to the anticipated timing, mechanics, completion and settlement of the Offer; the market for and listing of Shares and Rockgate's status as a reporting issuer after completion of the Offer; the value of the Denison Shares received as consideration under the Offer; the ability of Denison to complete the transactions contemplated by the Offer; future earnings, and the sensitivity of earnings to uranium and other metal prices; Denison's expectations regarding toll milling of Cigar Lake ores; future royalty and tax payments and rates; anticipated levels or trends for prices of uranium and byproduct metals mined by Denison or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by Denison; estimates of future mineral production and sales; estimates of future costs, including mining costs and other expenses; estimates of future capital expenditures and exploration expenditure and development expenditures and other cash needs, and expectations as to the funding thereof; the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; Denison's expectations regarding additions to its mineral reserves and resources through acquisitions; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to Denison's mine sites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation and reclamation obligations; anticipated legislation and regulation regarding climate change and estimates of the impact on Denison; and other anticipated trends with respect to Denison's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Denison as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Denison upon which the forward-looking statements in the Offer and Circular, including the summary thereof, and in the documents incorporated by reference therein, are based and which may prove to be incorrect, include, but are not limited to, the factors and assumptions set out in the Offer and Circular, including the summary thereof, as well as: global financial conditions; the ability of Denison to meet its obligations to its creditors and the

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013
v

uncertainty of funding; volatility in the market price of the Company's shares and the risk of dilution from future equity financings; the impact of volatility in uranium prices on the valuation of Denison's mineral reserves and resources and the market price of its shares; public acceptance of nuclear energy and competition from other energy sources; failure to realize benefits from transactions; competition for properties; the imprecision of mineral reserves and resources estimation; Denison's ability to expand and replace its mineral reserves and resources; uncertainty as to reclamation and decommissioning liabilities; reliance on other operators; technical innovation rendering Denison's products and services obsolete; property title risk; liabilities inherent in mining operations and the adequacy of insurance coverage; delays in obtaining permits and licences for development properties; the speculative nature of exploration and development projects; difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations; uncertainty surrounding Denison's operations in foreign jurisdictions; potential claims of Canada's First Nations people; dependence on key personnel; the potential influence of Denison's largest Shareholder, Korea Electric Power Corporation; potential conflicts of interest for the Company's directors who are engaged in similar businesses; and limitations of disclosure and internal controls.

        The forward-looking statements in the Offer and Circular, including the summary thereof, reflect Denison's views as at the date of the Offer and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of Denison or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks include risks relating to Offer, including, without limitation, that Denison may be unable to complete the Offer or the completion of the Offer may be more costly than expected because, among other reasons, conditions to the completion of the Offer may not be satisfied; problems may arise with the ability to successfully integrate the businesses of Denison and Rockgate; the parties may be unable to obtain regulatory approvals required for the Offer; Denison may not be able to achieve the benefits from the acquisition or it may take longer than expected to achieve those benefits; and the acquisition may involve unexpected costs or unexpected liabilities. For a further discussion of risks and material factors or assumptions underlying the forward-looking statements in the Offer and Circular, see Section 17 of the Circular, "Risk Factors", and Denison's Annual Information Form filed on SEDAR dated March 13, 2013 for the financial year ended December 31, 2012 and incorporated by reference in the Offer and Circular. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, Denison expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in Denison's expectations or any change in events, conditions or circumstances on which any such statement is based. The Offer and Circular and documents incorporated by reference therein contain information regarding anticipated total cash costs per pound of uranium at certain of Denison's mines and mine development projects. Denison believes that this generally accepted industry measure is a realistic indicator of operating performance and is useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

 SUMMARY

        The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders are urged to read the Offer and Circular in their entirety. Terms defined in the Glossary and not otherwise defined in this Summary have the respective meanings given to them in the Glossary, unless the context otherwise requires.

Notice Regarding Rockgate Information

        Except as otherwise indicated herein, the information concerning Rockgate contained in the Offer and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available as at September 18, 2013. Rockgate has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Rockgate contained herein. Neither Denison, nor any person acting jointly or in concert with Denison, nor any of the directors or officers of Denison or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Rockgate to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Denison or such persons. Except as otherwise indicated herein, Denison has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding Rockgate or whether there has been any failure by Rockgate to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

The Offer

        Denison is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Shares and SRP Rights, including all Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the exercise, exchange or conversion of the Options or any other outstanding rights, for a Purchase Price of 0.192 of a Denison Share for each Share.

        No fractional Denison Shares will be issued under the Offer. Any Shareholder who would otherwise be entitled to receive a fractional Denison Share will receive the applicable number of Denison Shares, rounded down to the nearest whole number.

        The Offer represents a premium of 47% over the closing price of the Shares on the TSX on September 16, 2013, the last trading day prior to the announcement of Denison's intention to make the Offer, and a premium of 38% based on the volume weighted average price of each company on the TSX for the 20-day period ended September 16, 2013.

        Shareholders who deposit their Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of the consideration paid by Denison for the Shares will be allocated to the SRP Rights.

        The Offer is being made only for Shares and SRP Rights and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of such Options and applicable Laws, exercise, exchange or convert such Options in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificates or DRS Advices representing the Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery". For additional information on the treatment of Options under the Offer, see Section 1 of the Offer, "The Offer — Options".

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

        The obligation of Denison to take up and pay for Shares under the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Time for Acceptance

        The Offer is open for acceptance from the date of the Offer until 4:00 p.m. (Toronto time) on October 25, 2013, or such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Denison. See Section 5 of the Offer, "Extension, Variation or Change in the Offer".

Denison Mines Corp.

        Denison was formed by articles of amalgamation as International Uranium Corporation ("IUC"), effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the "OBCA"). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. ("DMI"), by way of arrangement under the OBCA (the "IUC Arrangement"). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC's shares. Effective December 1, 2006, IUC's articles were amended to change its name to "Denison Mines Corp." Prior to July 2012, Denison was engaged in the exploration, development, mining, and milling of uranium and vanadium, with projects in the United States, Canada, Zambia and Mongolia. At the time, Denison's principal assets included 100% ownership of the White Mesa Mill in Utah and 22.5% ownership of the McClean Lake uranium mill in Saskatchewan.

        On June 29, 2012, Denison sold its shares in certain subsidiaries, which owned all of the Company's mining assets and operations located in the United States ("U.S. Mining Division"). The sale was carried out by way of a plan of arrangement between Denison and Energy Fuels Inc. ("EFR"). After completing the various steps in the plan of arrangement, Denison shareholders retained their interest in Denison and received 1.106 common shares of EFR for each Share held in Denison. By completing the transaction with EFR, Denison transformed its business so as to focus on its uranium exploration and development projects in Saskatchewan, Zambia and Mongolia.

        On April 26, 2013 Denison acquired a portfolio of uranium exploration projects held by Fission Energy Corp. ("Fission"), including Fission's 60% interest in the Waterbury Lake uranium project, as well as Fission's exploration interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, plus its interest in two joint ventures in Namibia. The transaction was completed pursuant to a plan of arrangement (the "Arrangement") under applicable corporate law. Under the Arrangement, Denison acquired all of the outstanding common shares of Fission (the "Fission Shares") with Fission spinning out certain assets into a newly-incorporated exploration company, Fission Uranium Corp. ("Fission Uranium"). Under the Arrangement, each Fission Share was exchanged for 0.355 of a common share of Denison, a nominal cash payment of $0.0001 and one (1) common share of Fission Uranium.

        Denison also continues to be engaged in mine decommissioning and environmental services through its Denison Environmental Services ("DES") division. Denison's wholly owned subsidiary, DMI, is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol "U", which invests in uranium oxide in concentrates and uranium hexafluoride.

Rockgate Capital Corp.

        Rockgate is a Vancouver-based mineral exploration company. Rockgate was incorporated pursuant to the provisions of the BCBCA on November 23, 2004 under the name "0709272 B.C. Ltd." and changed its name to "Rockgate Capital Corp." on April 7, 2005. Rockgate's principal project is the 100% owned Falea Uranium/ Silver/Copper deposit located in southwest Mali. In December 2012, independent consultants estimated

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measured and indicated resources, compliant with Canadian National Instrument 43-101, at Falea of 29 million pounds of uranium oxide, 27 million ounces of silver, and 74 million pounds of copper.

Rockgate Options

        The Offer is being made only for Shares and SRP Rights and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer.

REASONS TO ACCEPT THE OFFER

Lock-Up Agreements

        Denison has also entered into Lock-Up Agreements with each of JP Morgan Asset Management (UK) Limited, New City Energy Limited, Geiger Counter Limited, City Natural Resources High Yield Trust Plc, Sprott Asset Management USA Inc., Resource Capital Investment Corp. General Partner and Sprott Asset Management LP (the "Locked-Up Shareholders"), pursuant to which the Locked-Up Shareholders have each agreed, subject to certain exceptions, to deposit or cause to be deposited under the Offer and not withdraw all of the Shares beneficially owned or over which control and direction are exercised by it. The aggregate number of Shares beneficially owned or over which control and direction is exercised by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 31.5% of the Shares on a fully-diluted basis. See Section 7 of the Circular, "Lock-Up Agreements".

Benefits of the Offer

        Denison believes that Shareholders will enjoy the following significant benefits from the Offer:

  •
  Significant Premium — The Offer represents a premium of approximately 47% over the closing price of $0.155 per Share on the TSX, and a premium of 38% based on the trailing 20 day volume weighted average price of both companies on the TSX as of September 16, 2013;

  •
  Premium to Implied Mega Uranium Offer — The Offer represents a 38% premium over the Mega Uranium Arrangement exchange ratio based on the closing prices on the TSX as of September 16, 2013;

  •
  Superior Asset Value Recognition — Based on its closing share prices during the trailing three months as of September 16, 2013, Rockgate has not attained a market capitalization in excess of its June 30, 2013 net cash value per share;

  •
  Major Shareholder Rejection of the Mega Uranium Arrangement — Denison has been advised by holders of 31.5% of the Shares outstanding that they will vote against the Mega Uranium Arrangement. Further, Sprott U.S. Holdings Inc., incorporating all United States Sprott affiliates, has agreed to recommend to their clients (who hold approximately 11.2% of the Shares) to vote against the Mega Uranium Arrangement;

  •
  Premier Uranium Exploration Company — The opportunity for Rockgate shareholders to participate in the assets of Denison, which include a best-in-class pipeline of advanced exploration, development and capital assets in the Athabasca Basin, including the Wheeler River Project, as well as the Mutanga Project in Zambia;

  •
  Superior Capital Markets Presence — Rockgate shareholders to benefit from larger scale (Denison's market capitalization is $549 million as of September 16, 2013), superior trading liquidity (Denison's three month average daily trading value in Canada and the United States is $3.5 million per day), and increased research analyst coverage (11 research analysts actively cover Denison);

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  •
  Superior African Synergies — Denison's African and global exploration team is more complementary to Rockgate's Falea development than what is offered by the Mega Uranium Arrangement;

  •
  Business Activity Alignment — Denison's active business is the exploration and development of uranium projects, which better complements Rockgate's asset base as compared to Mega Uranium's primary business activity of holding small-cap uranium equity investments. Denison offers Rockgate shareholders the added potential benefit from any future increases in value associated with the continued exploration and development of Denison's current portfolio of assets.

  •
  Reduced Exposure to Third-Party Equity Risk — Mega Uranium's underlying asset valuation is heavily influenced by the potential success and liquidity of externally operated portfolio holdings, in particular that of Toro Energy Ltd. of Australia as a result of a transaction announced by Mega Uranium on August 12, 2013.

  •
  Tax-deferral Opportunity — For Canadian federal income tax purposes, Resident Shareholders who hold their Shares as capital property generally will be able to exchange such Shares for Denison Shares under the Offer on a tax-deferred basis. See "Certain Canadian Federal Income Tax Considerations".

Purpose of the Offer

        The purpose of the Offer is to enable Denison to acquire all of the outstanding Shares and SRP Rights. If Denison takes up and accepts for payment Shares validly deposited under the Offer, Denison currently intends, if possible to do so under and subject to compliance with all applicable Laws, to acquire all of the outstanding Shares not deposited under the Offer pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 6 of the Circular, "Purpose of the Offer and Plans for Rockgate", and Section 9 of the Circular, "Acquisition of Shares Not Deposited".

        If the Offer is successful, it is anticipated that the current management of Denison will manage Rockgate in place of Rockgate's current management, and that the board of directors of Rockgate will be replaced by nominees of Denison. The Offer is consistent with Denison's strategy of becoming the leading uranium exploration and development company. Upon the completion of the Offer, Denison intends to undertake an evaluation of the merits of a spin-out into a new company of Denison's African assets including its Mutanga development project in Zambia, its exploration joint ventures with Rio Tinto in Namibia, as well as Rockgate's Falea project. Any such transaction would allow Denison to focus on its Athabasca Basin uranium exploration and development assets, while continuing to provide diversification to Denison and Rockgate shareholders alike. The timing and structure of any such subsequent transaction will be decided in the context of prevailing market conditions and optimal financial considerations.

Manner of Acceptance

        A Shareholder who wishes to accept the Offer must deposit the certificate(s) or DRS Advice(s) representing its Shares, together with a properly completed and executed Letter of Transmittal (printed on YELLOW paper), or a manually executed facsimile thereof, and all other required documents at or prior to the Expiry Time at the office of the Depositary in Toronto, Ontario specified in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal accompanying the Offer. See Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal".

        If a Shareholder wishes to accept the Offer and deposit its Shares under the Offer and the certificate(s) or DRS Advice(s) representing such Shareholder's Shares is (are) not immediately available, the Shareholder cannot complete the procedure for book-entry transfer of its Shares on a timely basis, or if the certificate(s) or DRS Advice(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, such Shares nevertheless may be validly deposited under the Offer in compliance with the procedures for

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guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on PINK paper). See Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Shareholders may, alternatively, accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required), and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must ensure such documents, as applicable, are received by the Depositary at or prior to the Expiry Time. See Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer".

        Shareholders are required to deposit any SRP Rights associated with a Share in order to effect a valid deposit of such Share. While the Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan, Denison's obligation to take up and pay for Shares under the Offer is conditional upon the Shareholder Rights Plan having been waived, suspended or otherwise rendered inoperative or ineffective as regards to the Offer. Rockgate stated in a press release dated September 17, 2013 that the Rockgate Board has waived the application of the Shareholder Rights Plan to the Mega Uranium Arrangement. Denison is of the view that, as a consequence, under the terms of the Shareholder Rights Plan, it is also waived with respect to the Offer.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

        Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares with the Depositary. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

        Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary.

Conditions of the Offer

        Denison reserves the right to extend or withdraw the Offer and shall not be required to take up and pay for any Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived at or prior to the Expiry Time. The Offer is conditional upon, among other things:

  •
  there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes (i) at least 90% of the Shares outstanding at the Expiry Time on a fully-diluted basis and (ii) at least a majority of the outstanding Shares, the votes of which would be included in any minority approval of a Subsequent Acquisition Transaction pursuant to MI 61-101;

  •
  the Mega Uranium Arrangement shall have been lawfully terminated in accordance with the terms of the Mega Uranium Arrangement Agreement and on terms satisfactory to Denison in its sole discretion;

  •
  Denison having determined, acting reasonably, that no change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of Rockgate any subsidiary of

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    Rockgate exists, or has occurred that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of Rockgate;

  •
  a nuclear accident or significant nuclear environmental incident at a nuclear facility should occur which, in either case, in the opinion of Denison, could reasonably be expected to have a significant adverse effect on the market price or value of the Shares; and

  •
  there not having occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of Denison, acting reasonably, materially adversely affects and will continue to materially adversely affect the financial markets in Canada or the United States.

See Section 4 of the Offer, "Conditions of the Offer".

Take-Up of and Payment for Deposited Shares

        If all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by Denison at or prior to the Expiry Time, Denison will take up and pay for Shares validly deposited under the Offer and not properly withdrawn as soon as reasonably practicable, and in any event not later than three business days following the time at which Denison becomes entitled to take up Shares under the Offer and pursuant to applicable Laws. See Section 6 of the Offer, "Take-Up of and Payment for Deposited Shares".

Withdrawal of Deposited Shares

        Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Shares have been taken up by Denison under the Offer and in the other circumstances described in Section 8 of the Offer, "Withdrawal of Deposited Shares". Except as so indicated or as otherwise required by applicable Laws, deposits of Shares are irrevocable.

Acquisition of Shares Not Deposited

        If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding not less than 90% of the outstanding Shares as at the Expiry Time, excluding Shares held at the date of the Offer by or on behalf of Denison, or an affiliate or an associate of Denison, Denison intends, to the extent possible, to acquire the remainder of the Shares from those Shareholders who have not accepted the Offer, pursuant to a Compulsory Acquisition under Section 300 of the BCBCA.

        If a Compulsory Acquisition is not available or will not result in Denison acquiring all Shares issuable on exercise of all Options, Denison intends to use its commercially reasonable best efforts to acquire the remaining Shares not tendered to the Offer as soon as practicable, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer.

        Shareholders who do not deposit their Shares under the Offer will not be entitled to any right of dissent or appraisal in connection with the Offer. However, Shareholders who do not deposit their Shares under the Offer may have certain rights of dissent in the event Denison acquires at least 90% of the issued and outstanding Shares or acquires such Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

        See Section 9 of the Circular, "Acquisition of Shares Not Deposited".

Stock Exchange Listing

        The Shares are listed on the TSX under the trading symbol "RGT". See Section 3 of the Circular, "Certain Information Concerning Securities of Rockgate — Shares". If permitted by applicable Laws, Denison intends to

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cause Rockgate to apply to delist the Shares from the TSX as soon as practicable after completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction. See Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer".

        The TSX has grated conditional listing approval for the Denison Shares issuable under the Offer, subject to completion and delivery of customary documentation to the TSX, and Denison has applied to list the Denison Shares issuable under the Offer on the NYSE MKT. See Section 23 of the Circular, "Stock Exchange Listing Application".

Canadian Federal Income Tax Considerations

        A Resident Shareholder, who holds Shares as capital property and who exchanges such Shares for Denison Shares under the Offer, will not realize a capital gain (or a capital loss) in respect of the exchange unless such Resident Shareholder elects to report such capital gain or capital loss in its income tax return for the year in which the exchange occurs. Except where a particular Resident Shareholder chooses to recognize a capital gain (or capital loss) on the exchange of Shares for Denison Shares, Resident Shareholders will be deemed to have disposed of their Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and to have acquired their Denison Shares at a cost equal to that same amount.

        A Resident Shareholder may choose to recognize a capital gain (or capital loss) on the exchange of Shares for Denison Shares by including the capital gain (or capital loss) in such Resident Shareholder's tax return for the taxation year in which the exchange occurs. In those circumstances, the Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Denison Shares received on the exchange (as at the time of the exchange) exceeds (or is exceeded by) the sum of the adjusted cost base of the Shares exchanged therefor and any reasonable costs associated with the disposition and will acquire the Denison Shares at a cost equal to their fair market value at the time of the exchange.

        A Non-Resident Shareholder generally will not be subject to Canadian income tax under the Tax Act on any capital gain realized on the exchange of Shares for Denison Shares under the Offer unless the Shares constitute "taxable Canadian property" within the meaning of the Tax Act and the gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty or convention.

        Depending on the manner and circumstances in which a Subsequent Acquisition Transaction is undertaken, the tax consequences applicable to a Shareholder that is disposing of Shares pursuant to a Subsequent Acquisition Transaction could differ in a materially adverse way from the tax consequences that would be applicable to such Shareholder if they were to dispose of Shares under the Offer. In the case of a Non-Resident Shareholder, a portion of the consideration received on the disposition of Shares, pursuant to a Subsequent Acquisition Transaction, could be subject to Canadian withholding tax.

        The foregoing is only a brief summary of certain Canadian federal income tax consequences and is qualified by the more detailed general description of Canadian federal income tax considerations in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction. Holders of Options should consult their own tax advisors having regard to their personal circumstances.

United States Federal Income Tax Considerations

        Subject to the rules regarding passive foreign investment companies, or PFICs, Shareholders who are residents or citizens of the United States for U.S. federal income tax purposes, who hold Shares as capital assets, and who dispose of Shares under the Offer generally will not recognize gain or loss on the exchange if the exchange constitutes a reorganization under U.S. federal income tax law. Instead, the Shareholders will carry

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over their tax basis (and their holding period) in the Shares surrendered to the Denison Shares received. If the exchange does not constitute a reorganization under U.S. federal income tax law, the Shareholders will recognize a capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount realized on the disposition and the U.S. Shareholder's adjusted tax basis in the Shares. This capital gain or loss will be long-term capital gain or loss if the U.S. Shareholder's holding period in the Shares exceeds one year.

        In the event that Rockgate has been a PFIC for U.S. federal income tax purposes during the Shareholder's holding period in the Shares, unless the Shareholder has filed on a timely basis certain elections, (i) if the Offer qualifies as a reorganization under U.S. federal income tax law, the Shareholder will recognize a gain (if any), but not loss, on the disposition of Shares pursuant to the Offer, unless Denison also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Offer, and (ii) if the Offer does not qualify as a reorganization under U.S. federal income tax law, the Shareholder will recognize a gain or loss on the disposition of Shares pursuant to the Offer. As a result of the PFIC rules, any such gain generally must be allocated rateably to each day the Shareholder has held the Shares, with amounts allocated to the current taxable year and to any taxable year prior to the first taxable year, in which Rockgate was a PFIC, and taxable as ordinary income rather than capital gain. Amounts allocable to each other year, beginning with the first year during which Rockgate was a PFIC, will be taxable as ordinary income at the highest rate in effect for that year and subject to an interest charge at the rates applicable to deficiencies for income tax for those periods.

        Backup withholding and information reporting may also apply to U.S. Shareholders participating in the Offer.

        The foregoing is a very brief summary of certain U.S. federal income tax consequences and is qualified by the summary of the principal U.S. federal income tax considerations generally applicable to U.S. Shareholders in Section 20 of the Circular, "Certain United States Federal Income Tax Considerations." Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer, a Compulsory Acquisition, a Compelled Acquisition or a Subsequent Acquisition Transaction. Holders of Options should consult their own tax advisors having regard to their personal circumstances.

Shareholder Rights Plan

        The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. However, Denison's obligation to take up and pay for Shares under the Offer is conditional upon the Shareholder Rights Plan having been waived, suspended or otherwise rendered inoperative or ineffective as regards to the Offer. Rockgate stated in a press release dated September 17, 2013 that the Rockgate Board has waived the application of the Shareholder Rights Plan to the Mega Uranium Arrangement. Denison is of the view that, as a consequence, under the terms of the Shareholder Rights Plan, it is also waived with respect to the Offer.

Risk Factors

        An investment in Denison Shares and the integration of the operations and businesses of Denison and Rockgate are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties identified in Section 17 of the Circular, "Risk Factors".

Depositary and Information Agent

        Computershare Investor Services Inc. has been retained by Denison to act as the Depositary to receive deposits of certificates and DRS Advices representing Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. The Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of

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Guaranteed Delivery. In addition, the Depositary will receive documentation at its office in Toronto, Ontario specified in the Letter of Transmittal in relation to Shareholders accepting the Offer through book-entry transfer. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Shares purchased by Denison under the Offer. The Depositary can be contacted at 1-800-564-6253 toll free or by e-mail at corporateactions@computershare.com.

        Laurel Hill Advisory Group has been retained by Denison to act as the Information Agent to provide a resource for information for Shareholders in connection with the Offer. The Information Agent can be contacted at 1-877-452-7184 toll free in North America or 1-416-304-0211 outside North America or by e-mail at assistance@laurelhill.com.

        The Depositary and the Information Agent will each receive reasonable and customary compensation from Denison for services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. Further contact details for the Depositary and the Information Agent are provided on the back cover of this document.

        See Section 22 of the Circular, "Other Matters Related to the Offer".

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Financial Advisor

        Haywood Securities Inc. has been retained to act as financial advisor to Denison with respect to the Offer. Denison reserves the right to form a Soliciting Dealer Group to solicit acceptances of the Offer from persons resident in Canada. If Denison makes use of the services of a Soliciting Dealer, Denison may pay such Soliciting Dealer a fee customary for such services for each Share deposited and taken up by Denison under the Offer (other than Shares held by a member of a Soliciting Dealer Group for its own account). Denison may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit. See Section 22 of the Circular, "Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group".

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 SELECTED HISTORICAL FINANCIAL INFORMATION OF DENISON

        The following tables contain certain historical financial information of Denison from (a) Denison's audited consolidated financial statements as at and for each of the years ended December 31, 2012 and 2011 filed on SEDAR on March 7, 2013, and (b) Denison's unaudited interim condensed consolidated financial statements as at and for the interim period ended June 30, 2013 and 2012 filed on SEDAR on August 8, 2013, each incorporated by reference herein. Please see these documents for the full financial statements, including the notes thereto, for these periods.

	Years ended December 31		Six months ended June 30
Consolidated Income Statement Data: (in thousands of U.S. dollars, except per share amounts)	2012	2011	2013	2012
	$	$	$	$
Revenues	11,127	25,796	5,193	6,035
Operating expenses	(14,362)	(26,915)	(5,011)	(6,891)
Mineral property exploration	(12,508)	(13,150)	(7,211)	(7,416)
General and administrative	(10,475)	(9,901)	(3,952)	(4,830)
Other income (expense)	(2,676)	(1,904)	400	375

Income (loss) before finance charges	(28,894)	(26,074)	(10,581)	(12,727)
Finance income (expense)	(450)	(108)	(309)	(212)

Income (loss) before taxes	(29,344)	(26,182)	(10,890)	(12,939)
Income tax recovery (loss)	3,889	1,630	2,991	1,724

Net income (loss) from continuing operations	(25,455)	(24,552)	(7,889)	(11,215)
Net income (loss) from discontinued operations, net of tax	(92,493)	(46,317)	—	(92,836)

Net income (loss) for the period	(117,948)	(70,869)	(7,889)	(104,051)

Comprehensive income (loss) from continuing operations	5,053	(8,151)	(18,399)	(1,947)
Comprehensive income (loss) from discontinued operations	(5,297)	101	—	(5,297)

Comprehensive income (loss) for the period	(118,192)	(78,919)	(26,298)	(11,295)

Net income (loss) per share (basic and diluted)	(0.31)	(0.19)	(0.02)	(0.27)
Weighted average number of shares o/s ('000)	385,352	380,838	415,063	384,661

	As at December 31		As at June 30
Consolidated Balance Sheet Data: (in millions of dollars)	2012	2011	2013
	$	$	$
Property, plant and equipment	247,888	367,370	318,184
Total assets	300,356	504,486	361,608
Reclamation obligations	15,664	21,576	14,742
Total liabilities	36,827	49,682	30,855
Total equity	263,529	454,804	330,753

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 GLOSSARY

        This Glossary forms part of the Offer. In the accompanying summary, Offer, Circular, Letter of Transmittal and Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations thereof shall have the corresponding meanings:

"Acquiring Person" has the meaning ascribed thereto in Section 21 of the Circular, "Shareholder Rights Plan";

"affiliate" has the meaning ascribed thereto in the BCSA;

"Agent's Message" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer";

"allowable capital loss" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses";

"associate" has the meaning ascribed thereto in the BCSA;

"BCBCA" means the Business Corporations Act (British Columbia), as amended or replaced from time to time;

"BCSA" means the Securities Act (British Columbia), as amended or replaced from time to time;

"Book-Entry Confirmation" means confirmation of a book-entry transfer of a Shareholder's Shares into the Depositary's account at CDS and/or DTC, as applicable;

"business combination" has the meaning ascribed thereto in MI 61-101;

"business day" means, unless otherwise specified herein, a day, other than a Saturday or a Sunday, on which the principal commercial banks located in Toronto, Ontario and Vancouver, British Columbia are open for the conduct of business;

"Cassels" means Cassels Brock & Blackwell LLP, Canadian counsel to Denison;

"CDS" means CDS Clearing and Depository Services Inc., or its nominee, which at the date hereof is CDS & Co.;

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"Circular" means the take-over bid circular accompanying and forming part of the Offer;

"Code" has the meaning given to it in Section 20 of Circular, "Certain United States Federal Income Tax Considerations;

"Compelled Acquisition" has the meaning ascribed thereto in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Compelled Acquisition";

"Compulsory Acquisition" has the meaning ascribed thereto in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"Convention" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada — Disposition of Shares Pursuant to a Subsequent Acquisition Transaction";

"Court" has the meaning ascribed thereto in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"CRA" means the Canada Revenue Agency;

"December 2012 Proposals" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Eligibility of Denison Shares for Investment";

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"Denison Shares" means the common shares of Denison, and "Denison Share" means one common share of Denison;

"Denison" means Denison Mines Corp. a corporation existing under the laws of the Province of Ontario;

"Depositary" means Computershare Investor Services Inc.;

"Deposited Shares" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"Dissenting Offeree" has the meaning ascribed thereto in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"Distributions" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Dividends and Distributions";

"DRS Advice" means, with respect to the applicable securities, written evidence of the book entry issuance or holding of such securities issued to the holder of such securities by the transfer agent of such securities;

"DTC" means The Depository Trust Company, or its nominee;

"Effective Time" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP);

"Expiry Time" means 4:00 p.m. (Toronto time) on October 25, 2013, or such later time or times and date or dates as may be fixed by Denison from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by Denison;

"Flip-in Event" has the meaning ascribed thereto in Section 21 of the Circular, "Shareholder Rights Plan";

"fully-diluted basis" means, with respect to the number of outstanding Shares at any time, the number of Shares that would be outstanding if all of the in-the-money Options and all other securities convertible or exchangeable for Shares were exercised, for or exchanged or converted into Shares;

"Governmental Entity" means any: (a) multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or political subdivision thereof, any central bank (or similar monetary or regulatory authority), taxing authority, ministry, department or agency of any of the foregoing; (b) self-regulatory organization or stock exchange, including the TSX and the NYSE MKT; (c) entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (d) corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies pursuant to the foregoing;

"Haywood" means Haywood Securities Inc., financial advisor to Denison;

"IFRS" means International Financial Reporting Standards and refers to the accounting framework, standards and interpretations issued by the International Accounting Standards Board, as updated and amended from time to time, and comprise International Financial Reporting Standards, International Accounting Standards, IFRIC Interpretations (as issued by the IFRS Interpretations Committee) and SIC Interpretations (as issued by the Standing Interpretations Committee);

"Information Agent" means Laurel Hill Advisory Group;

"insider" has the meaning ascribed thereto in the BCSA;

"JP Morgan" means JP Morgan Asset Management (UK) Limited;

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"Laws" means any applicable laws, including international, national, provincial, state, municipal and local laws (including common law), treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances or other requirements of any Governmental Entity having the force of law and the term "applicable" with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or persons or its or their business, undertaking, property or securities and emanate from a person having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

"Letter of Transmittal" means, with respect to the Offer, the letter of transmittal in the form accompanying the Offer and Circular (printed on YELLOW paper) and, with respect to a Compulsory Acquisition or a Subsequent Acquisition Transaction, the letter of transmittal accompanying the Offeror's Notice delivered in connection with such transaction;

"Locked-Up Shareholders" means, collectively, JP Morgan, the New City Entities and the Sprott Entities;

"Lock-Up Agreements" means the lock-up agreements between Denison and the Locked-Up Shareholders, as amended from time to time;

"Market Price" has the meaning ascribed thereto in Section 21 of the Circular, "Shareholder Rights Plan";

"Material Adverse Effect" means, in respect of a person, any effect that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), prospects, liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such person and its subsidiaries taken as a whole;

"material fact" has the meaning ascribed thereto in the BCSA;

"Mega Uranium Arrangement Agreement" means the arrangement agreement dated August 13, 2013 between Rockgate and Mega Uranium;

"Mega Uranium Arrangement" means the plan of arrangement transactions contemplated by the Mega Uranium Arrangement Agreement;

"Mega Uranium" means Mega Uranium Ltd., a corporation incorporated under the laws of Province of Ontario;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

"MI 62-104" means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

"Minimum Tender Condition" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions of the Offer";

"New City Entities" means New City Energy Limited, Geiger Counter Limited and City Natural Resources High Yield Trust Plc;

"NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects, as amended or replaced from time to time;

"Non-Resident Shareholder" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Non-Residents of Canada";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on PINK paper);

"NYSE MKT" means NYSE MKT LLC;

"Offer" means the offer to purchase Shares and SRP Rights made hereby to the Shareholders pursuant to the terms set forth herein and subject to the conditions set out herein;

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"Offeror's Notice" has the meaning ascribed thereto in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition";

"Option Plan" means the Stock Option Plan (amended) of Rockgate, as amended from time to time;

"Options" means, collectively, the options issued and outstanding as of September 18, 2013 pursuant to the Option Plans;

"OSA" means the Securities Act (Ontario), as amended or replaced from time to time;

"OSC Rule 62-504" means Ontario Securities Commission Rule 62-504 — Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

"Permitted Bid" has the meaning ascribed thereto in Section 21 of the Circular, "Shareholder Rights Plan";

"person" means an individual, general partnership, limited partnership, corporation, company, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, other legal representative and any other form of entity or organization;

"PFIC" has the meaning given to it in Section 21 of Circular, "Certain United States Federal Income Tax Considerations;

"Purchase Price" has the meaning ascribed thereto in Section 1 of the Offer, "The Offer";

"Purchased Shares" has the meaning ascribed thereto in Section 3 of the Offer, "Manner of Acceptance — Power of Attorney";

"QEF" has the meaning given to it in Section 21 of Circular, "Certain United States Federal Income Tax Considerations";

"Representative" means, in respect of a person, its subsidiaries and its affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

"Resident Shareholder" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada";

"Restricted Event" has the meaning ascribed thereto in Section 4 of the Offer, "Conditions to the Offer";

"Rockgate" means Rockgate Capital Corp., a company existing under the laws of the Province of British Columbia, including, if the context so requires, its affiliates;

"Rockgate Board" means the board of directors of Rockgate;

"RRIF" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Potential Delisting";

"RRSP" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Potential Delisting";

"SEC" means the United States Securities and Exchange Commission;

"SEDAR" means the System for Electronic Document Analysis and Retrieval on the Canadian Securities Administrators' website at www.sedar.com;

"Separation Time" has the meaning ascribed thereto in Section 21 of the Circular, "Shareholder Rights Plan";

"Shareholder Rights Plan" means the shareholder rights plan of Rockgate dated for reference June 16, 2008 or any shareholder rights plan of Rockgate adopted or implemented subsequent to the date of the Offer;

"Shareholders" means holders of Shares;

"Shares" means the issued and outstanding common shares of Rockgate together with any associated SRP Rights, including common shares that may become issued and outstanding after the date of the Offer upon the

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exercise, exchange or conversion of the Options or any other outstanding rights, and "Share" means any one common share of Rockgate;

"Soliciting Dealer Group" has the meaning ascribed thereto in Section 22 of the Circular, "Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group";

"Soliciting Dealer" has the meaning ascribed thereto in Section 22 of the Circular, "Other Matters Related to the Offer — Financial Advisor and Soliciting Dealer Group";

"Sprott" means Sprott Resource Global Investments Ltd.;

"Sprott Entities" means Sprott Asset Management USA Inc., Resource Capital Investment Corp. General Partner and Sprott Asset Management LP;

"SRP Exercise Price" has the meaning ascribed thereto in Section 21 of the Circular, "Shareholder Rights Plan";

"SRP Right" has the meaning ascribed thereto in Section 21 of the Circular, "Shareholder Rights Plan";

"Subsequent Acquisition Transaction" has the meaning ascribed thereto in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction";

"subsidiary" means, with respect to a person, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such person and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control or which is in a like relation to a subsidiary;

"take up", in reference to Shares, means to accept such Shares for payment by giving written notice of such acceptance to the Depositary and "take-up", "taking up" and "taken up" have corresponding meanings;

"Take-Up Date" means any date on which Denison takes up and pays for Shares pursuant to the Offer or acquires Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction;

"Tax Proposals" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"Tax Act" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations";

"taxable capital gain" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Taxation of Capital Gains and Capital Losses";

"TFSA" has the meaning ascribed thereto in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations — Residents of Canada — Potential Delisting";

"Treasury Regulations" means Regulations of the United States Department of the Treasury and/or the United States Internal Revenue Service promulgated under or in respect of the Code;

"TSX" means the Toronto Stock Exchange;

"U.S. Shareholder" has the meaning given to it in Section 20 of Circular, "Certain United States Federal Income Tax Considerations"; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

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OFFER

        The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Unless the context otherwise requires, capitalized terms used but not defined in the Offer have the respective meanings set out in the accompanying Glossary.

September 19, 2013

TO: THE HOLDERS OF SHARES OF ROCKGATE CAPITAL CORP.

1.     The Offer

        Denison is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Shares and SRP Rights, including all Shares issued after the date hereof but before the Expiry Time upon the exercise, exchange or conversion of the Options or any other outstanding rights, for a purchase price (the "Purchase Price") of 0.192 of a Denison Share for each Share.

        The obligation of Denison to take up and pay for Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

        Shareholders who deposit their Shares pursuant to the Offer will be deemed to have deposited the SRP Rights associated with such Shares. No additional payment will be made for the SRP Rights and no amount of the consideration paid by Denison for the Shares will be allocated to the SRP Rights.

        The Offer is being made only for Shares and SRP Rights and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of such Options and applicable Laws, exercise, exchange or convert such Options in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer. Any such exercise, exchange or conversion must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Options will have certificates or DRS Advices representing the Shares received on such exercise, exchange or conversion available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

No Fractional Shares

        No fractional Denison Shares will be issued under the Offer. Any Shareholder who would otherwise be entitled to receive a fractional Denison Share will receive the applicable number of Denison Shares, rounded down to the nearest whole number.

Options

        The Offer is being made only for Shares and SRP Rights and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise, exchange or convert such Options in order to obtain certificates or DRS Advices representing Shares and deposit those Shares in accordance with the terms of the Offer.

Right of Dissent

        Shareholders are not entitled to any right of dissent or appraisal under the Offer. Following completion of the Offer, if Denison determines to acquire Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction, remaining Shareholders may have certain rights of dissent available in respect of any

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Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 9 of the Circular, "Acquisition of Shares Not Deposited".

No Offer Where Unlawful

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Denison may, in Denison's sole discretion, take such action as Denison may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Further Information

        Shareholders should contact the Depositary, the Information Agent or a broker or dealer for assistance in accepting the Offer and in depositing Shares with the Depositary.

Fees and Expenses

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

Non-Registered Shareholders

        Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares. Intermediaries likely have established tendering cut-off times that are up to 48 hours prior to the Expiry Time. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.

2.     Time for Acceptance

        The Offer is open for acceptance from the date of the Offer until 4:00 p.m. (Toronto time) on October 25, 2013, or such later time or times and date or dates as may be fixed by Denison from time to time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by Denison.

3.     Manner of Acceptance

Letter of Transmittal

        The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal (printed on YELLOW paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

  (a)
  the certificate(s) or DRS Advice(s) representing the Shares in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal in the form accompanying the Offer, or a manually executed facsimile thereof, properly completed and executed in accordance with the instructions set out in the Letter of Transmittal; and

  (c)
  all other documents required by the instructions set out in the Letter of Transmittal.

        The Offer will be deemed to be accepted only if the Depositary has actually received these documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Alternatively, Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out

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below under the heading "— Procedure for Guaranteed Delivery" or in compliance with the procedures for book-entry transfers set out below under the heading "— Acceptance by Book-Entry Transfer".

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

        In certain cases, the signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See "— Letter of Transmittal Signature Guarantees" below and the instructions set out in the Letter of Transmittal.

Letter of Transmittal Signature Guarantees

        No signature guarantee is required on the Letter of Transmittal if:

  (a)
  the Letter of Transmittal is signed by the registered owner of Shares exactly as the name of the registered holder appears on the Share certificate(s) or DRS Advice(s) deposited therewith, and the consideration payable under the Offer is to be delivered directly to such registered holder; or

  (b)
  Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate or DRS Advice representing Shares is registered in the name of a person other than the signatory of a Letter of Transmittal or if the consideration payable under the Offer is to be delivered to a person other than the registered holder, the certificate or DRS Advice must be endorsed or accompanied by an appropriate share transfer power of attorney, as applicable and in either case, signed exactly as the name of the registered holder appears on the certificate or DRS Advice with the signature on the certificate or power of attorney, as applicable, guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Shares under the Offer and (a) the certificate(s) or DRS Advice(s) representing the Shares is (are) not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of the Shares on a timely basis, or (c) the certificate(s) or DRS Advice(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Shares may nevertheless be deposited validly under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on PINK paper), in the form accompanying the Offer, properly completed and executed, or a manually executed facsimile thereof, including a guarantee of delivery by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

  (c)
  the certificate(s) or DRS Advice(s) representing all deposited Shares, together with a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed, with the signatures guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to 4:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time.

        The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery at or prior to the Expiry Time and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and

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accompanying certificate(s) or DRS Advice(s) representing Shares and all other required documents to an address or transmission by facsimile to a facsimile number other than those specified in the Notice of Guaranteed Delivery does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit of Shares under the Offer.

        Shareholders who, through their respective CDS participants, utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and, therefore, such instructions received by the Depositary are considered a valid deposit in accordance with the terms of the Offer.

        Shareholders may also accept the Offer by following the procedures for a book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required), or a manually executed facsimile thereof, and all other required documents, are received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. The Depositary has entered into an ATOP (Automated Tender Offer Program) agreement with DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to deliver an Agent's Message of the book-entry transfer of a Shareholder's Shares to the Depositary in accordance with DTC's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either an Agent's Message in respect thereof or a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent's Message should be sent to the Depositary.

        The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Denison may enforce such agreement against such participant.

SRP Rights

        Shareholders are required to deposit any SRP Rights associated with a Share in order to effect a valid deposit of such Share. As long as the "Separation Time" as defined in the Shareholder Rights Plan has not occurred, a deposit of Shares will also constitute a deposit of the associated SRP Rights. The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan, and Denison's obligation to take up and pay for Shares under the Offer is conditional upon the Shareholder Rights Plan having been waived, suspended or otherwise rendered inoperative or ineffective as regards to the Offer. Rockgate stated in a press release dated September 17, 2013 that the Rockgate Board has waived the application of the Shareholder Rights Plan to the Mega Uranium Arrangement. Denison is of the view that, as a consequence, under the terms of the Shareholder Rights Plan, it is also waived with respect to the Offer.

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General

        The Offer will be deemed to be accepted by a Shareholder only if the Depositary has actually received the requisite documents at its office in Toronto, Ontario specified in the Letter of Transmittal at or prior to the Expiry Time. In all cases, payment for the Shares deposited and taken up by Denison will be made only after timely receipt by the Depositary of: (a) the certificate(s) or DRS Advice(s) representing the Shares (or a Book-Entry Confirmation for the Shares, as applicable); (b) a Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed, covering such Shares, with the signature(s) guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal (or, in the case of Shares deposited using the procedures for book-entry transfer established by CDS, a Book-Entry Confirmation for the Shares and, in the case of Shares deposited using the procedures for book-entry transfer established by DTC, an Agent's Message); and (c) all other required documents.

        The method of delivery of certificate(s) or DRS Advice(s) representing Shares (or a Book-Entry Confirmation, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing such documents. Denison recommends that such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

        Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the deposit of Shares that are earlier than those specified above. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Shares if they wish to accept the Offer.

        All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Shares deposited under the Offer will be determined by Denison in its sole discretion. Depositing Shareholders agree that such determination will be final and binding. Denison reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the laws of any jurisdiction. Denison reserves the absolute right to waive any defects or irregularities in the deposit of any Shares. There shall be no duty or obligation of Denison, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit of Shares or any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. Denison's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

        Denison reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Dividends and Distributions

        Subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Denison all right, title and interest in and to the Shares and SRP Rights associated therewith covered by the Letter of Transmittal or book-entry transfer (collectively, the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on or after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, "Distributions").

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        If, on or after the date of the Offer, Rockgate should declare, set aside or pay any dividend or other Distribution, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Denison or its nominee or transferee on the securities register maintained by or on behalf of Rockgate in respect of Shares accepted for purchase under the Offer, then (and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer"): (a) in the case of any such cash dividends or other Distributions that in an aggregate amount do not exceed the cash consideration per Share payable by Denison pursuant to the Offer, the amount of the dividends or other Distributions will be received and held by the depositing Shareholder for the account of Denison until Denison pays for such Shares and the Purchase Price payable by Denison pursuant to the Offer will be reduced by the amount of any such dividend or other Distribution; and (b) in the case of any such cash dividend or other Distribution that in an aggregate amount exceeds the cash consideration per Share payable by Denison pursuant to the Offer, or in the case of any non-cash dividend or other Distribution, the whole of any such dividend or other Distribution (and not simply the portion that exceeds the Purchase Price payable by Denison under the Offer) will be received and held by the depositing Shareholder for the account of Denison and will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Denison, accompanied by appropriate documentation of transfer. Pending such remittance and transfer, Denison will be entitled to all rights and privileges as the owner of any such dividend or Distribution and may withhold the entire Purchase Price payable by Denison under the Offer or deduct from the consideration payable by Denison under the Offer the amount or value thereof, as determined by Denison in its sole discretion.

        The declaration or payment of any such Distribution may have tax consequences not discussed in Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations".

Power of Attorney

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) irrevocably constitutes and appoints, effective at and after the time (the "Effective Time") that Denison takes up such Shareholder's Deposited Shares (which Deposited Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Purchased Shares"), Denison, each director and officer of Denison and any other person designated by Denison in writing as the true and lawful agent, attorney, attorney-in-fact and proxy of such Shareholder with respect to such Purchased Shares, with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

  (a)
  to register or record the transfer and/or cancellation of such Purchased Shares (including any Distributions to the extent consisting of securities) on the appropriate registers maintained by or on behalf of Rockgate;

  (b)
  for so long as any such Purchased Shares are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Denison, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Denison in respect of any or all Purchased Shares, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, and to designate in any such instruments, authorizations or consents any person or persons as the proxyholder of such Shareholder in respect of such Purchased Shares for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournments or postponements thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Rockgate;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

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  (d)
  to exercise any other rights of a shareholder with respect to such Purchased Shares (including any Distributions).

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by such Shareholder at any time with respect to the Deposited Shares or any Distributions. Such depositing Shareholder agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for in accordance with the terms of the Offer or are withdrawn in accordance with Section 9 of the Offer, "Withdrawal of Deposited Shares".

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including by book-entry transfer) also agrees not to vote any of the Purchased Shares at any meeting (whether annual, special or otherwise, or any adjournments or postponements thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Rockgate and, except as may be agreed to by Denison in writing, not to exercise any of the other rights or privileges attached to the Purchased Shares, and agrees to execute and deliver to Denison any and all instruments of proxy, authorizations, consents and directions in respect of all or any of the Purchased Shares, and agrees to designate or appoint in any such instruments of proxy, authorizations, consents and directions the person or persons specified by Denison as the proxy or the proxy nominee or nominees of the holder of the Purchased Shares. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Shares with respect thereto will be revoked and, except as may be agreed to by Denison in writing, no subsequent proxies or other authorizations, consents or directions may be given by such person with respect thereto.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including by book-entry transfer) to execute, upon request of Denison, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares to Denison. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during and shall survive any subsequent death or incapacity, bankruptcy or insolvency of the Shareholder and all obligations of the Shareholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Formation of Agreement; Shareholder's Representations and Warranties

        The acceptance of the Offer pursuant to the procedures set out above constitutes a binding agreement between a depositing Shareholder and Denison, effective immediately following the time at which Denison takes up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer and the Letter of Transmittal. This agreement includes a representation and warranty by the depositing Shareholder that: (a) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions; (b) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and any Distributions deposited under the Offer; (c) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions, to any other person; (d) the deposit of the Deposited Shares and Distributions complies with applicable Laws; and (e) when the Deposited Shares and Distributions are taken up and paid for by Denison, Denison will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

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4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer and subject to applicable Laws, and in addition to (and not in limitation of) Denison's right to vary or change the Offer at any time prior to the Expiry Time pursuant to Section 5 of the Offer, "Extension, Variation or Change in the Offer", Denison will have the right to withdraw or terminate the Offer and not take up and pay for any Shares deposited under the Offer, and will have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Shares deposited under the Offer, if any of the following conditions are not satisfied or waived by Denison at or prior to the Expiry Time:

  (a)
  there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Shares which constitutes (i) at least 90% of the Shares outstanding at the Expiry Time on a fully-diluted basis and (ii) at least a majority of the outstanding Shares, the votes of which would be included in any minority approval of a Subsequent Acquisition Transaction pursuant to MI 61-101 (the "Minimum Tender Condition");

  (b)
  the Mega Uranium Arrangement shall have been lawfully terminated in accordance with the terms of the Mega Uranium Arrangement Agreement and on terms satisfactory to Denison in its sole discretion;

  (c)
  Denison shall have determined, acting reasonably, that:

  (i)
  no act, action, suit or proceeding shall have been threatened in writing or taken before or by any Governmental Entity or by any elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of law; and

  (ii)
  no Law shall have been proposed, enacted, promulgated or applied, in any case:

  (A)
  to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to Denison of Shares, the right of Denison to own or exercise full rights of ownership of Shares or the consummation of a Compulsory Acquisition or a Subsequent Acquisition Transaction;

  (B)
  which, if the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction were consummated, could in Denison's reasonable judgement constitute a Material Adverse Effect in respect of Rockgate; or

  (C)
  which would materially and adversely affect (i) the value of Shares to Denison, or (ii) the ability of Denison to proceed with the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction and/or taking up and paying for any Shares deposited under the Offer;

  (d)
  there shall not exist any prohibition at Law against Denison making or maintaining the Offer or taking up and paying for any Shares deposited under the Offer or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction;

  (e)
  all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, certificates, rulings, decisions, statements of no objection and exemptions, that are required by Law to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to Denison;

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  (f)
  there shall not exist any Law, nor shall any Law have been proposed, enacted, entered, promulgated, amended or applied, nor shall there be in effect, pending or threatened any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Entity or other legal restraint or prohibition which would have the effect of prohibiting, restricting, making illegal or imposing material limitations or conditions on the ownership or operation or effective control by Denison of any material portion of the business or assets of Rockgate or its affiliates or subsidiaries or to compel Denison or its affiliates or subsidiaries to dispose of or hold separate any material portion of the business or assets of Rockgate or any of its affiliates or subsidiaries as a result of the Offer or the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

  (g)
  Denison shall have determined, acting reasonably, that there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the commencement of the Offer, there shall not have been disclosed generally or to Denison in writing) any change (or any condition, event or development involving a prospective change) in the business, operations, assets, capitalization, properties, financial condition, prospects, licences, permits, rights, privileges or liabilities of Rockgate or any subsidiary of Rockgate that, when considered either individually or in the aggregate, constitutes a Material Adverse Effect in respect of Rockgate;

  (h)
  a nuclear accident or significant nuclear environmental incident at a nuclear facility should occur which, in either case, in the opinion of Denison, could reasonably be expected to have a significant adverse effect on the market price or value of the Shares;

  (i)
  Denison shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made, (after giving effect to all subsequent filings in relation to all matters covered in earlier filings) in any document filed or released by or on behalf of Rockgate with any securities regulatory authority in Canada or elsewhere, including any annual report, financial statements, material change report, press release and management information circular, which Denison shall have determined in its reasonable judgment constitutes a Material Adverse Effect in respect of Rockgate;

  (j)
  there shall have not occurred, developed or come into effect or existence any effect, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, government regulation, enquiry or other occurrence of any nature whatsoever which, in the opinion of Denison, acting reasonably, materially adversely affects and will continue to materially adversely affect the financial markets in Canada or the United States;

  (k)
  the Denison Shares to be issued pursuant to the Offer shall have been approved for listing on the TSX and the NYSE MKT;

  (l)
  the registration statement for the Denison Shares to be issued pursuant to the Offer shall have become effective under the U.S. Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued nor shall there have been any proceeding for that purpose initiated or threatened by the SEC and we shall have received all necessary state securities law or blue sky authorizations;

  (m)
  (i) the board of directors of Rockgate shall have redeemed all outstanding rights or waived the application of the Shareholder Rights Plan to the purchase of Shares by Denison under the Offer, a Compulsory Acquisition and/or any Subsequent Acquisition Transaction; or (ii) Denison shall have determined that the shareholder rights plan does not and will not materially adversely affect the Offer or have a Material Adverse Effect either before, or upon consummation of, the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; or (iii) a cease trading order or an injunction shall have been issued by the applicable regulatory authorities that has the effect of prohibiting or preventing the exercise of the rights or the issue of Shares upon the exercise of the rights in relation to

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    the Offer, a Compulsory Acquisition and/or any Subsequent Acquisition Transaction, which cease trading order or injunction shall be in full force and effect; or (iv) a court of competent jurisdiction shall have made a final and non-appealable order that the rights are illegal, invalid, of no force or effect or may not be exercised in relation to the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; or (v) the shareholder rights plan and the rights shall otherwise have been held unexercisable or unenforceable in relation to the purchase by us of the Shares;

  (n)
  the Lock-Up Agreements between Denison and the Locked-Up Shareholders shall not have been terminated or breached by the Locked-Up Shareholders and the enforceability or performance of the Lock-Up Agreements (or any one of them) shall not have been enjoined or otherwise prevented or prohibited by any Laws, regulator or court; and

  (o)
  Denison shall have determined that a Restricted Event shall not have occurred.

  "Restricted Event" means, with respect to Rockgate and its subsidiaries, any of the following:

  •
  the issuance, sale or authorization of any additional Shares, shares of any other class or series of capital of Rockgate, other voting securities or any securities convertible into, or options, rights (other than rights issued pursuant to the Shareholder Rights Plan adopted by Rockgate) or warrants, conditional or otherwise, to acquire, any of the foregoing (except upon the exercise of options in accordance with their terms), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares in Rockgate's capital;

  •
  declaring, paying, authorizing or making any distribution, payment or dividend on any of Rockgate's securities, except for the required payment of principal or interest on Rockgate's debt securities outstanding on the date hereof in accordance with their terms reflected in Rockgate's consolidated interim financial report as of and for the year ended June 30, 2013;

  •
  any amendment to the notice of articles or articles of Rockgate;

  •
  acquiring, disposing of, pledging or transferring any material assets or securities (except in the ordinary course of business consistent with past practice);

  •
  making any material capital expenditures (except in the ordinary course of business consistent with past practice);

  •
  adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee, or similar rights or other benefits except for (A) awards under such plans for officers, directors and employees currently in existence and publicly disclosed, which are made in the ordinary course of business consistent with past practice or (B) actions with respect to bonuses, salary or other compensation in the ordinary course of business consistent with past practice;

  •
  (A) incurring or committing to incur any material indebtedness for borrowed money or issuing any debt securities, except for borrowings in the ordinary course of business consistent with past practice under existing credit facilities, (B) incurring or committing to incur, or guaranteeing, endorsing or otherwise becoming responsible for, any other material liability, obligation or indemnity or the obligation of any other person, or (C) making any loans or advances to persons other than wholly-owned subsidiaries, except in the ordinary course of business consistent with past practice;

  •
  paying, discharging or satisfying any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice in accordance with their terms, of claims, liabilities or obligations reflected or reserved against in Rockgate's consolidated financial statements as of and for the year ended June 30, 2013 or incurred in the ordinary course of business consistent with past practice;

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  •
  waiving, releasing, granting, transferring, exercising or amending any rights of material value or modifying or changing in any material respect (A) any existing material contractual rights in respect of any material joint ventures or material properties, projects or rights of any kind, or (B) any other material license, lease, permit, authorization, concession, contract or other document other than in the ordinary course of business consistent with past practice, and only if so doing would not have a Material Adverse Effect;

  •
  any default, termination, acceleration or other event under any material instrument or agreement to which Rockgate or any of its subsidiaries is a party or by which any of their respective properties or assets are bound which would have a Material Adverse Effect whether such event shall have occurred as a result of us making the Offer, the taking up and paying for Shares under the Offer, the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction or for any other reason (other than a default under Rockgate's term loan facility or credit agreement or any other agreement filed on Rockgate's SEDAR profile as of the date of this document which shall have occurred as a result of us making the Offer), taking up and paying for Rockgate Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

  •
  entering into or completing (A) any material transaction not in the ordinary course of business, or (B) other than with us or any of our affiliates subsequent to the date of the Offer, any exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of all or substantially all of its assets, recapitalization, dissolution, winding up or similar transaction;

  •
  the authorization by the board of directors of Rockgate or Rockgate's shareholders or of any subsidiary of Rockgate of any of the foregoing; or

  •
  the entering into of any agreement to do any of the foregoing.

        The foregoing conditions are for the exclusive benefit of Denison and may be asserted by Denison regardless of the circumstances giving rise to any such assertion, including any action or inaction by Denison.

        Unless precluded from doing so by applicable Laws, Denison may, in its sole discretion, waive any of these conditions in whole or in part on our behalf, without prejudice to any other rights which Denison may have. Each of the foregoing conditions is independent of and in addition to each other and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. Any determination by Denison concerning any condition or relevant event shall be final and binding on all parties. The failure by Denison at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each right shall be deemed a continuing right that may be asserted at any time and from time to time until the Expiry Time.

        Any waiver of a condition or the termination or withdrawal of the Offer will be effective upon written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) by Denison to that effect to the Depositary at its principal office in Toronto, Ontario. Forthwith after giving any such notice, Denison will make a public announcement of such waiver, termination or withdrawal and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all registered Shareholders and to all holders of Options. If the Offer is withdrawn, Denison will not be obligated to take up or pay for any Shares deposited under the Offer and the Depositary will promptly return all Deposited Shares in accordance with Section 7 of the Offer, "Return of Deposited Shares".

5.     Extension, Variation or Change in the Offer

        The Offer is open for acceptance from the date of the Offer until the Expiry Time, subject to extension or variation in Denison's sole discretion, unless the Offer is withdrawn by Denison.

        Denison reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Time or to vary the

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Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its principal office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all registered Shareholders whose Shares have not been taken up prior to the extension or variation and to all holders of Options. Denison shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

        Denison may extend the Expiry Time if all of the conditions to the Offer have been satisfied, after having taken up all of the Shares tendered to the Offer, in order to permit other Shareholders to deposit their Shares to the Offer.

        Where the terms of the Offer are varied, the Offer will not expire before ten days after the notice of such variation has been given to the Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any Governmental Entity.

        If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Denison or of an affiliate of Denison unless it is a change in a material fact relating to the Denison Shares), Denison will promptly: (a) make a public announcement of the change in information to the extent and in the manner required by applicable Laws; and (b) give written notice of such change to the Depositary at its principal office in Toronto, Ontario, and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to provide notice of such change in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all registered Shareholders whose Shares have not been taken up under the Offer at the date of the occurrence of the change and to all holders of Options. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Toronto, Ontario.

        Notwithstanding the foregoing, but subject to applicable Laws, the Offer may not be extended by Denison if all of the terms and conditions of the Offer, except those waived by Denison, have been fulfilled or complied with, unless Denison first takes up all Shares deposited under the Offer and not withdrawn.

        During any extension or in the event of any variation of the Offer or change in information, all Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be taken up by Denison in accordance with the terms hereof, subject to Section 8 of the Offer, "Withdrawal of Deposited Shares". An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Denison of its rights under Section 4 of the Offer, "Conditions of the Offer".

        If, prior to the Expiry Time, the consideration being offered for the Shares under the Offer is increased, such increased consideration will be paid to all depositing Shareholders whose Shares are taken up under the Offer, whether or not such Shares were taken up before the increase.

6.     Take-Up of and Payment for Deposited Shares

        If all of the conditions described in Section 4 of the Offer, "Conditions of the Offer", have been fulfilled or waived by Denison at or prior to the Expiry Time, Denison will take up and pay for Shares validly deposited under the Offer and not properly withdrawn as soon as reasonably practicable, and in any event not later than

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three business days following the time at which Denison becomes entitled to take up Shares under the Offer and pursuant to applicable Laws.

        Denison will be deemed to have taken up and accepted for payment Shares validly deposited and not properly withdrawn under the Offer if, as and when Denison gives written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) to that effect to the Depositary at its principal office in Toronto, Ontario. Subject to applicable Laws, Denison expressly reserves the right, in its sole discretion, to delay taking up and paying for any Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Shares, if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not fulfilled or waived by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) to that effect to the Depositary at its principal office in Toronto, Ontario. Denison also expressly reserves the right, in its sole discretion, to delay taking up and paying for any Shares in order to comply, in whole or in part, with any applicable Laws or governmental regulatory approval. Denison will not, however, take up and pay for any Shares deposited under the Offer unless it simultaneously takes up and pays for all Shares then validly deposited under the Offer and not withdrawn.

        Denison will pay for Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient DRS Advices representing Denison Shares for transmittal to depositing Shareholders. Under no circumstances will interest accrue, or be paid by Denison or the Depositary to persons depositing Shares, on the Purchase Price of Shares purchased by Denison, regardless of any delay in making payments for Shares.

        The Depositary will act as the agent of persons who have deposited Shares in acceptance of the Offer for the purposes of receiving payment from Denison and transmitting such payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Shares under the Offer.

        Settlement with each Shareholder who has deposited (and not withdrawn) Shares under the Offer will be made by the Depositary forwarding a DRS Advice representing the number of Denison Shares to which the person depositing Shares is entitled (or, in the case of Shares deposited by book-entry transfer, crediting the applicable number of Denison Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made).

        Unless otherwise directed in the Letter of Transmittal, the DRS Advice (or, in the case of Shares deposited by book-entry transfer, the credit of Denison Shares), as applicable, will be issued in the name of the registered holder of the Shares so deposited. Unless the person depositing the Shares instructs the Depositary to hold the DRS Advice (except in the case of Shares deposited by book-entry transfer), as applicable, for pick-up by checking the appropriate box in the Letter of Transmittal, the DRS Advice (except in the case of Shares deposited by book-entry transfer), as applicable, will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the DRS Advice (except in the case of Shares deposited by book-entry transfer), as applicable, will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Rockgate. DRS Advices mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Laws, Denison may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary.

7.     Return of Deposited Shares

        Any Deposited Shares that are not taken up and paid for by Denison pursuant to the terms and conditions of the Offer for any reason will be returned, at Denison's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer by either: (a) sending certificates or

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DRS Advices representing the Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities register maintained by or on behalf of Rockgate; or (b) in the case of Shares deposited by book-entry transfer, pursuant to the procedures set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", crediting such Shares to the account at CDS or DTC, as applicable, from which such book-entry transfer was made.

8.     Withdrawal of Deposited Shares

        Except as otherwise stated in this Section 8 or as otherwise required by applicable Laws, all deposits of Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before such Shares have been taken up by Denison under the Offer;

  (b)
  if such Shares have not been paid for by Denison within three business days after having been taken up; or

  (c)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Denison or of an affiliate of Denison unless it is a change in a material fact relating to the Denison Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for Shares where the Expiry Time is not extended for more than ten days from after the date of the notice of variation), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders or other forms of relief as may be granted by applicable Governmental Entities) and only if such deposited Shares have not been taken up by Denison at the date of the notice.

        Withdrawals of Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually received by the Depositary at the place of deposit of the applicable Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal must (a) be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy, (b) be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or the Notice of Guaranteed Delivery in respect of) the Shares which are to be withdrawn, and (c) specify such person's name, the number of Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate or the account number shown on each DRS Advice, as applicable, representing the Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Shares deposited for the account of an Eligible Institution.

        Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Shares and otherwise comply with the procedures of CDS or DTC, as applicable.

        A withdrawal of Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect only upon actual receipt by the Depositary of a properly completed and executed written notice of withdrawal.

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        Investment advisors, stockbrokers, banks, trust companies or other nominees may set deadlines for the withdrawal of Shares deposited under the Offer that are earlier than those specified above. Shareholders whose Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee for assistance.

        All questions as to the validity (including, without limitation, timely receipt) and form of notices of withdrawal will be determined by Denison, in its sole discretion, and such determination will be final and binding. None of Denison, the Depositary or the Information Agent or any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

        If Denison extends the period of time during which the Offer is open, is delayed in taking up or paying for Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to Denison's other rights, Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Denison and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

        Withdrawals cannot be rescinded and any Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, Shareholders in the provinces and territories of Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 26 of the Circular, "Statutory Rights".

9.     Changes in Capitalization; Adjustments; Liens

        If, on or after the date of the Offer, Rockgate should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, issue any Shares, issue, grant or sell any Options or other convertible securities, or disclose that it has taken or intends to take any such action, then Denison may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, "Conditions of the Offer", make such adjustments as it considers appropriate to the Purchase Price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefor) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See Section 5 of the Offer, "Extension, Variation or Change in the Offer".

        Shares acquired under the Offer will be transferred by the Shareholder and acquired by Denison free and clear of all liens, restrictions, charges, encumbrances, claims and equities, whether or not separated from Shares.

10.   Notices and Delivery

        Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Denison or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to registered Shareholders and to registered holders of Options at their respective addresses as shown on the securities registers maintained by or on behalf of Rockgate in respect of the Shares (or Options, as applicable) and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing. For this purpose, "business day" means any day other than a Saturday, Sunday or statutory holiday in the jurisdiction to which the notice is mailed. These provisions apply notwithstanding any accidental omission to give notice to any one or more securityholders and notwithstanding any interruption of mail services following mailing. Except as otherwise required or permitted by applicable Laws, if mail service is interrupted or delayed following mailing, Denison intends to make reasonable efforts to disseminate the notice by other means, such as news wire services or publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail, any notice which Denison or the Depositary may give or cause to be given to securityholders under the Offer will be deemed to have been properly given and to have been received by

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securityholders if it is given to the TSX for dissemination through its facilities or it is published once in the national edition of The Globe and Mail or The National Post, or it is given to the Canada News Wire Service for dissemination through its facilities.

        The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered Shareholders and to registered holders of Options by first class mail, postage prepaid, or made available in such other manner as is permitted by applicable Laws and Denison will use its reasonable efforts to furnish such documents to investment advisors, stockbrokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the securities registers maintained by or on behalf of Rockgate in respect of the Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Shares.

        These securityholder materials are being sent to both registered and non-registered owners of securities. If you are a non-registered owner and Denison or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable regulatory requirements from the intermediary holding such securities on your behalf.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable.

11.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates, DRS Advices and any other relevant documents will not be mailed if Denison determines that delivery thereof by mail may be delayed. Persons entitled to share certificates, DRS Advices or any other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited Shares were delivered until such time as Denison has determined that delivery by mail will no longer be delayed. Denison shall provide notice of any such determination to not mail made under this Section 11 as soon as reasonably practicable after the making of such determination and such notice will be deemed to have been properly given and to have been received by Shareholders if it is given in accordance with Section 10 of the Offer, "Notices and Delivery". Notwithstanding Section 6 of the Offer, "Take-Up of and Payment for Deposited Shares", DRS Advices or any other relevant documents not mailed for the reason set forth in the first sentence of this Section 11 will be conclusively deemed to have been delivered to a Shareholder on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.   Market Purchases

        Denison reserves the right to, and may, acquire or cause an affiliate to acquire beneficial ownership of Shares by making purchases through the facilities of the TSX at any time, and from time to time, prior to the Expiry Time subject to and in accordance with applicable Laws. In no event, however, will Denison (or its affiliates) make any such purchases of Shares until the third business day following the date of the Offer and Denison shall comply with the following requirements under Section 2.2(3) of MI 62-104, Section 2.1 of OSC Rule 62-504 and Section 93.1 of the OSA in the event it decides to make any such purchases:

  (a)
  such intention shall be stated in a news release issued and filed at least one business day prior to making such purchases;

  (b)
  the aggregate number of Shares beneficially acquired shall not exceed 5% of the outstanding Shares as of the date of the Offer, calculated in accordance with applicable Laws;

  (c)
  the purchases shall be made in the normal course through the facilities of the TSX;

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  (d)
  Denison shall issue and file a news release containing the information required under applicable Laws immediately after the close of business of the TSX on each day on which Shares have been purchased; and

  (e)
  the broker involved in such trades shall provide only customary broker services and receive only customary fees or commissions, and no solicitation for the sale or purchase of Shares shall be made by Denison or its agents (other than under the Offer) or the seller or its agents.

        Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 and Section 93.1 of the OSA will be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

        Although Denison has no present intention to sell Shares taken up under the Offer, Denison reserves the right to make or enter into agreements, commitments or understandings at or prior to the Expiry Time to sell any of such Shares after the Expiry Time, subject to compliance with applicable Laws and to Section 2.7(2) of MI 62-104 or Section 93.4(2) of the OSA, as applicable.

        For the purposes of this Section 12, "Denison" includes any person acting jointly or in concert with Denison.

13.   Other Terms of the Offer

  (a)
  The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

  (b)
  No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized by Denison, the Depositary or the Information Agent. No broker, dealer, salesperson or other person shall be deemed to be the agent of Denison, the Depositary or the Information Agent for the purposes of the Offer.

  (c)
  The provisions of the Glossary, the Summary, the Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

  (d)
  Denison, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Glossary, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Shares.

  (e)
  The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, Denison may, in Denison's sole discretion, take such action as Denison may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Denison by brokers or dealers licensed under the Laws of such jurisdiction.

The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: September 19, 2013

DENISON MINES CORP.

By:	(signed) "RON F. HOCHSTEIN" Ron F. Hochstein President and Chief Executive Officer

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CIRCULAR

        The following information is supplied by Denison with respect to the accompanying Offer dated September 19, 2013 to purchase all of the issued and outstanding Shares and SRP Rights. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in the Circular, but not otherwise defined herein, have the meanings set out in the accompanying Glossary unless the context otherwise requires.

        Except as otherwise indicated herein, the information concerning Rockgate contained in this Circular has been taken from or is based upon publicly available information filed with the Canadian securities regulators and other public sources available as at September 18, 2013. Rockgate has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Rockgate contained herein. Neither Denison nor any persons acting jointly or in concert with Denison nor any of the directors or officers of Denison or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Rockgate to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Denison or such persons. Except as otherwise indicated herein, Denison has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Rockgate's publicly available information or whether there has been any failure by Rockgate to disclose events or facts that may have occurred or may affect the significance or accuracy of any information.

1.     Denison Mines Corp.

Company Overview

        Denison is engaged in uranium exploration and development. Denison was formed by articles of amalgamation as, International Uranium Corporation ("IUC"), effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the "OBCA"). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. ("DMI"), by way of arrangement under the OBCA (the "IUC Arrangement"). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC's shares. Effective December 1, 2006, IUC's articles were amended to change its name to "Denison Mines Corp." Prior to July 2012, Denison was engaged in the exploration, development, mining, and milling of uranium and vanadium, with projects in the United States, Canada, Zambia and Mongolia. At the time, Denison's principal assets included 100% ownership of the White Mesa Mill in Utah and 22.5% ownership of the McClean Lake uranium mill in Saskatchewan.

        On June 29, 2012, Denison sold its shares in certain subsidiaries, which owned all of the Company's mining assets and operations located in the United States ("U.S. Mining Division"). The sale was carried out by way of a plan of arrangement between Denison and Energy Fuels Inc. ("EFR"). After completing the various steps in the plan of arrangement, Denison shareholders retained their interest in Denison and received 1.106 common shares of EFR for each Share held in Denison. By completing the transaction with EFR, Denison has transformed its business so as to focus on its uranium exploration and development projects in Saskatchewan, Zambia and Mongolia.

        On April 26, 2013 Denison acquired a portfolio of uranium exploration projects held by Fission Energy Corp. ("Fission"), including Fission's 60% interest in the Waterbury Lake uranium project, as well as Fission's exploration interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, plus its interest in two joint ventures in Namibia. The transaction was completed pursuant to a plan of arrangement (the "Fission Arrangement") under applicable corporate law. Under the Fission Arrangement, Denison acquired all of the outstanding common shares of Fission (the "Fission Shares") with Fission spinning out certain assets into a newly-incorporated exploration company, Fission Uranium Corp. ("Fission Uranium"). Under the Arrangement, each Fission Share was exchanged for 0.355 of a common share of Denison, a nominal cash payment of $0.0001 and one (1) common share of Fission Uranium.

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        Denison also continues to be engaged in mine decommissioning and environmental services through its Denison Environmental Services ("DES") division. Denison's wholly owned subsidiary, DMI, is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol "U", which invests in uranium oxide in concentrates and uranium hexafluoride.

        Denison is a reporting issuer in all of the Canadian provinces. The Denison Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "DML" and on the NYSE MKT under the symbol "DNN" and Denison's market capitalization was approximately $549 million as of the close of trading on September 16, 2013. The registered and head office of Denison is located at Atrium on Bay, Suite 402, 595 Bay Street, Toronto, Ontario, M5G 2C2, Canada.

        As of the date hereof, no Shares or Options are beneficially owned, nor is control or direction exercised over, any of such securities, by Denison.

        For further information regarding Denison's business, properties, exploration projects and mineral reserves and mineral resources, please see Denison's Annual Information Form for the financial year ended December 31, 2012, dated March 13, 2013 and filed on SEDAR on April 9, 2013, which is incorporated herein by reference.

2.     Rockgate Capital Corp.

        Rockgate Capital Corp. was incorporated pursuant to the provisions of the BCBCA on November 23, 2004 under the name "0709272 B.C. Ltd." and changed its name to "Rockgate Capital Corp." on April 7, 2005. The registered office of Rockgate is located at Suite 1750, 1185 West Georgia Street, Vancouver, British Columbia, Canada V6E 4E6. The head office of Rockgate is located at P.O. Box 10322, Suite 1450 – 701 West Georgia Street, Vancouver, British Columbia V6C 2T4.

3.     Certain Information Concerning Securities of Rockgate

Shares

        The authorized capital of Rockgate consists of an unlimited number of Shares without par value. Each Shareholder is entitled to receive notice of and to attend any meetings of the shareholders of Rockgate and is entitled to one vote in respect of each Share held at such time. Each Shareholder is entitled to receive dividends, if any, as and when declared by the Rockgate Board. Shareholders are entitled to participate equally in any distribution of Rockgate's net assets upon liquidation, dissolution or winding-up. There are no pre-emptive, retraction, surrender, redemption, repurchase for cancellation or conversion rights attaching to the Shares. Based on publicly filed information as of September 18, 2013, there were issued and outstanding 116,897,470 Shares.

        The Shares are listed on the TSX under the trading symbol "RGT". On September 16, 2013, being the last trading day on the TSX prior to the announcement of Denison's intention to make the Offer, the closing price of

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the Shares was $0.155 on the TSX. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of Shares on the TSX:

	TSX Trading of Shares
Period	High	Low	Volume
2013
March	$0.370	$0.225	2,383,972
April	$0.270	$0.170	1,527,063
May	$0.240	$0.160	1,963,054
June	$0.250	$0.160	2,511,518
July	$0.175	$0.135	7,039,136
August	$0.190	$0.105	18,444,100
September (to September 18)	$0.215	$0.150	8,784,282

Source: TSX Market Data

Options

        Rockgate's audited financial statements as at and for the year ended June 30, 2013, disclose that Rockgate has granted and there are outstanding options to acquire 150,000 Rockgate common shares. Options to acquire 100,000 shares at an exercise price of $1.31 per share will expire on July 11, 2016, and options to acquire 50,000 shares at an exercise price of $1.00 share will expire on March 27, 2017

Other Rights to Acquire Shares

        Rockgate's audited financial statements as at and for the year ended June 30, 2013, disclose that other than the options to acquire Rockgate common shares noted above, there are no outstanding securities or rights to acquire Rockgate common shares.

4.     Background to the Offer

        The following is a summary of the background to the Offer, including meetings and discussions between Denison and the Locked-Up Shareholders that preceded the Offer.

        On June 6, 2013, Rockgate and Mega Uranium announced that they had entered into a binding letter of intent to combine the two companies (the "Mega Uranium Arrangement"). Under the terms of the Mega Uranium Arrangement, Rockgate shareholders will receive 2.2 shares of Mega Uranium in exchange for each Rockgate common share (a "Share") held, having, at the time of announcement, an implied price of C$0.25 per Share, based on the closing price of Mega Uranium shares on the TSX on the day prior to announcement of the Mega Uranium Arrangement.

        On August 13, 2013, over two months after announcing the Mega Uranium Arrangement, Rockgate and Mega Uranium entered into a definitive agreement. The definitive agreement was filed on SEDAR and became available to Rockgate shareholders for their consideration on August 15, 2013.

        On August 16, 2013, Denison's President and Chief Executive Officer, Ron Hochstein, met with a senior representative of Sprott Resource Global Investments Ltd. ("Sprott"), an investment management firm focused on the metals, mining and alternative energy industries.

        At the meeting, among other topics of discussion, Sprott expressed to Mr. Hochstein its disappointment regarding the terms of the Mega Uranium Arrangement.

        On August 19, 2013, Mr. Hochstein and Mr. Lukas Lundin, the Chairman of Denison's board of directors, met with Haywood Securities Inc. ("Haywood") to discuss potential opportunities for Denison arising from the

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proposed Mega Uranium Arrangement. Further meetings among Mr. Hochstein, Mr. Lundin and Haywood occurred on August 19, 2013.

        On August 27, 2013, Mr. Hochstein contacted other significant holders of Shares, JP Morgan Natural Resources Fund ("JPM") and New City Energy Limited, Geiger Counter Limited and City Natural Resources High Yield Trust Plc (collectively, the "New City Entities") following Haywood having received word from JPM, and through Sprott, of the New City Entities', dissatisfaction regarding the proposed Mega Uranium Arrangement. Through managed client accounts, each of JPM and the New City Entities has control and direction over 8,584,400 Shares and 11,797,500 Shares respectively, representing in aggregate approximately 17.4% of the outstanding Shares. Each of JPM and the New City Entities confirmed to Mr. Hochstein their dissatisfaction regarding the proposed Mega Uranium Arrangement.

        On August 29, 2013, the board of directors of Denison met and received a report from Mr. Hochstein and Haywood regarding the Mega Uranium Arrangement and the terms of proposed alternative transactions regarding the acquisition of Rockgate. The directors discussed the benefits to Denison arising from the potential acquisition of Rockgate as well as the financial terms of any such transaction. At the meeting, the directors instructed Mr. Hochstein and Denison's management team and advisors to proceed with structuring a transaction whereby Denison would acquire all of the issued and outstanding Shares for consideration consisting of Denison Shares to be exchanged with the holders of the Shares.

        From August 29, 2013, Denison's management team, counsel and Haywood commenced preparation of the various documents required for the Offer, including the Offer and Circular and related documents. Denison's management team and Haywood also considered the appropriate exchange ratio for Denison Shares to be offered to Rockgate shareholders under the Offer.

        Mr. Hochstein met with each of JPM and the New City Entities in London on September 10, 2013. The parties were provided with drafts of the Lock-Up Agreement and a letter regarding their voting intentions regarding the Mega Uranium Arrangement for their consideration. Subsequently, the New City Entities and JP Morgan provided their respective comments on these documents.

        The board of directors of Denison met on September 13, 2013 to review the draft Offer and Circular and related documentation regarding the Offer, and to receive a report from senior management and Haywood regarding the proposed exchange ratio for Denison Shares to be offered for the Shares. Following discussions and deliberations, the directors approved the form of the Offer and Circular, subject to final amendments as determined by management.

        Following the meeting of the board of directors, Denison's management, counsel, auditors and Haywood proceeded to prepare the final versions of the Offer and Circular and to undertake the necessary preparations for the announcement of the Offer.

        Denison's senior management and counsel completed negotiations with the New City Entities and JP Morgan regarding their respective Lock-Up Agreements. JP Morgan executed and delivered its Lock-Up Agreement on September 13, 2013 following the closing of trading on the TSX and NYSE MKT, and the Lock-Up Agreements and voting intention letters of the New City Entities were executed and delivered on September 16, 2013, following the closing of trading on the TSX and NYSE MKT.

        On September 16, 2013, Sprott and certain of its affiliates provided Denison with letters expressing their current intention to (a) vote any Shares beneficially owned or under their control or direction against the resolution approving the Mega Uranium Arrangement, and (b) recommend to their clients that such clients vote any Shares held by such clients against the resolution approving the Mega Uranium Arrangement.

        On September 16, 2013, following the close of trading on the TSX and NYSE MKT, Mr. Hochstein telephoned Rockgate's President and Chief Executive Officer to advise that Denison's intention to make the Offer would be announced by news release on September 17, 2013, and that a formal notice by advertisement,

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the Offer and Circular and related documentation would subsequently be filed with the securities regulatory authorities in Canada and the United States as required under applicable securities laws.

        On September 17, 2013, prior to the opening of trading on the TSX and NYSE MKT, Denison issued a news release announcing its intention to make the Offer.

        Following the announcement of its intention to make the Offer, later on September 17, 2013 Denison's counsel wrote to the British Columbia Securities Commission requesting that Rockgate clarify whether the Shareholder Rights Plan was applicable to the Offer in light of certain statements set out in the Mega Uranium Arrangement Agreement. Rockgate subsequently issued a news release confirming that the Shareholder Rights Plan was not applicable to the Offer. On September 18, 2013, Denison settled the terms of the Lock-Up Agreements with the Sprott Entities and such Lock-Up Agreements were executed and delivered.

5.     Benefits of the Offer

        Denison believes that Shareholders will enjoy the following significant benefits from the Offer:

  •
  Significant Premium — The Offer represents a premium of approximately 47% over the closing price of $0.155 per Share on the TSX, and a premium of 38% based on the trailing 20 day volume weighted average price of both companies on the TSX as of September 16, 2013;

  •
  Premium to Implied Mega Uranium Offer — The Offer represents a 38% premium over the Mega Uranium Arrangement exchange ratio based on the closing prices on the TSX as of September 16, 2013;

  •
  Superior Asset Value Recognition — Based on its closing share prices during the trailing three months as of September 16, 2013, Rockgate has not attained a market capitalization in excess of its June 30, 2013 net cash value per share;

  •
  Major Shareholder Rejection of the Mega Uranium Arrangement — Denison has been advised by holders of 31.5% of the Shares outstanding that they will vote against the Mega Uranium Arrangement. Further, Sprott U.S. Holdings Inc., incorporating all United States Sprott affiliates, has agreed to recommend to their clients (who hold approximately 11.2% of the Shares) to vote against the Mega Uranium Arrangement;

  •
  Premier Uranium Exploration Company — The opportunity for Rockgate shareholders to participate in the assets of Denison, which include a best-in-class pipeline of advanced exploration, development and capital assets in the Athabasca Basin, including the Wheeler River Project, as well as the Mutanga Project in Zambia;

  •
  Superior Capital Markets Presence — Rockgate shareholders to benefit from larger scale (Denison's market capitalization is $549 million as of September 16, 2013), superior trading liquidity (Denison's three month average daily trading value in Canada and the United States is $3.5 million per day), and increased research analyst coverage (11 research analysts actively cover Denison);

  •
  Superior African Synergies — Denison's African and global exploration team is more complementary to Rockgate's Falea development than what is offered by the Mega Uranium Arrangement;

  •
  Business Activity Alignment — Denison's active business is the exploration and development of uranium projects, which better complements Rockgate's asset base as compared to Mega Uranium's primary business activity of holding small-cap uranium equity investments. Denison offers Rockgate shareholders the added potential benefit from any future increases in value associated with the continued exploration and development of Denison's current portfolio of assets.

  •
  Reduced Exposure to Third-Party Equity Risk — Mega Uranium's underlying asset valuation is heavily influenced by the potential success and liquidity of externally operated portfolio holdings, in particular

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    that of Toro Energy Ltd. of Australia as a result of a transaction announced by Mega Uranium on August 12, 2013.

  •
  Tax-deferral Opportunity — For Canadian federal income tax purposes, Resident Shareholders who hold their Shares as capital property generally will be able to exchange such Shares for Denison Shares under the Offer on a tax-deferred basis. See "Certain Canadian Federal Income Tax Considerations".

6.     Purpose of the Offer and Plans for Rockgate

        The purpose of the Offer is to enable Denison to acquire, on the terms and subject to the conditions of the Offer, all of the outstanding Shares and SRP Rights. Denison currently intends, if it takes up and pays for the Shares validly deposited under the Offer, to acquire all of the outstanding Shares not deposited under the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. If Denison is unable or elects not to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, Denison will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. See Section 9 of the Circular, "Acquisition of Shares Not Deposited".

        If the Offer is successful, it is anticipated that the current management of Denison will manage Rockgate in place of Rockgate's current management, and that the board of directors of Rockgate will be replaced by nominees of Denison. The Offer is consistent with Denison's strategy of becoming the leading uranium exploration and development company. Upon the completion of the acquisition of all of the outstanding Shares, Denison intends to undertake an evaluation of the merits of a spin-out into a new company of Denison's African assets including its Mutanga development project in Zambia, its exploration joint ventures with Rio Tinto in Namibia, as well as Rockgate's Falea project. Any such transaction would allow Denison to focus on its Athabasca Basin uranium exploration and development assets, while continuing to provide diversification to Denison and Rockgate shareholders alike. The timing and structure of any such subsequent transaction will be decided in the context of prevailing market conditions and optimal financial considerations.

        If permitted by applicable Law, subsequent to the completion of the Offer and a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, Denison intends to delist the Shares from the TSX and the NYSE MKT and to cause Rockgate to cease to be a reporting issuer under the securities laws of each of the Provinces of Canada in which it has such status and cease to be registered under the U.S. Exchange Act. See Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer".

        These plans are based on information currently available to Denison. Except as otherwise indicated herein, Denison has so far only reviewed publicly available information about Rockgate filed with Canadian securities regulatory authorities and the SEC. As a result, the foregoing plans for Rockgate's business are of a general nature and may change if more information becomes available.

7.     Lock-Up Agreements

        Denison entered into a Lock-Up Agreement with JP Morgan Asset Management (UK) Limited ("JP Morgan") on September 13, 2013 and with each of New City Energy Limited, Geiger Counter Limited and City Natural Resources High Yield Trust Plc (collectively, the "New City Entities") on September 16, 2013. Denison entered into the Lock-Up Agreements with Sprott Asset Management USA Inc., Resource Capital Investment Corp. General Partner and Sprott Asset Management LP (the "Sprott Entities") on September 18, 2013.

        The aggregate number of Shares beneficially owned or over which control and direction is exercised by the Locked-Up Shareholders and subject to the Lock-Up Agreements represents approximately 31.5% of the issued and outstanding Shares. The following is a summary of certain provisions of the Lock-Up Agreements. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the

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provisions of the Lock-Up Agreements. The Lock-Up Agreements have been filed by Denison under Rockgate's profile on SEDAR at www.sedar.com.

  Agreement to Tender

        Each Locked-Up Shareholder has agreed, subject to applicable laws and restrictions, to tender and deposit under the Offer all of the Shares that are beneficially owned by the Locked-Up Shareholder or over which it exercises control and direction, and in the certain cases, any additional Shares that they may subsequently acquire.

  Covenants of the Locked-Up Shareholder

        Each Locked-Up Shareholder has agreed that it will not sell, option, transfer or otherwise encumber any of the Shares that are the subject of the Lock-Up Agreement or any interest therein; not solicit a competing transaction or otherwise knowingly take any action of any kind which is reasonably likely to reduce the likelihood of success of the Offer; and other than as may be agreed between Denison and the Locked-Up Shareholder, not grant or agree to grant any proxy or other right to vote Shares or enter into any voting trust or other agreement with respect to the right to vote, call meetings, or give consents or approvals of any kind as to the Shares. Each of the Sprott Entities, other than Sprott Asset Management LP, have agreed in their Lock-Up Agreements to delivery proxies or voting instructions and otherwise cause all Shares beneficially owned or over which control and direction is exercised to be voted against the resolution approving the Mega Uranium Arrangement, and to use commercially reasonable best efforts to recommend to its clients holding Shares to vote against the resolution approving the Mega Uranium Arrangement.

  Termination of the Lock-Up Agreements

        The Lock-Up Agreements with JP Morgan and the New City Entities contemplate that each Locked-Up Shareholder's obligations under its Lock-Up Agreement will automatically terminate if the Offer is amended to reduce the amount of the consideration payable thereunder; if the Offer is withdrawn or terminated for any reason; or if any acquisition proposal (other than (a) an acquisition proposal from Mega Uranium or any party acting jointly or in concert with Mega Uranium or (b) any revision or amendment to the Mega Uranium Arrangement) is made to Rockgate or the shareholders of Rockgate that the Locked-Up Shareholder considers to have more favourable terms.

        The Lock-Up Agreements with the Sprott Entities contemplate that each Locked-Up Shareholder's obligations under its Lock-Up Agreement may be terminated by written agreement of the parties; by the Locked-Up Shareholder if the Offer has been terminated or withdrawn; by the Locked-Up Shareholder if Denison has not taken up and paid for the Shares within 120 days after the date of the Offer (subject to certain qualifications regarding the delay of the completion of the Offer); by the Locked-Up Shareholder if the Offer is modified such that it is less favourable than the originals terms of the Offer or modified in a manner contrary to the provisions of applicable securities legislation; by either party if the other has not complied with its covenants or if any of its representations or warranties are untrue in any material respect; or by the Locked-Up Shareholder if any condition to the Offer is not satisfied by the Expiry Time and Dennison has not elected to waive such condition.

8.     Source of Funds

        As the consideration under the Offer consists solely of Denison Shares, the Offer is not subject to any financing condition.

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9.     Acquisition of Shares Not Deposited

        If Denison takes up and pays for Shares deposited under the Offer, Denison's current intention is that it will pursue a Compulsory Acquisition or a Subsequent Acquisition Transaction to enable Denison or an affiliate of Denison to acquire all Shares not deposited under the Offer, as more particularly described below.

Compulsory Acquisition

        If, within four months after the date of the Offer, the Offer has been accepted by Shareholders holding at least 90% of the issued and outstanding Shares, Denison intends, to the extent possible, to acquire the Shares not tendered to the Offer under the provisions of Section 300 of the BCBCA and otherwise in accordance with applicable Laws (a "Compulsory Acquisition"). If a Compulsory Acquisition is not available or will not result in Denison acquiring all Shares issuable on exercise of all Options, Denison will use its commercially reasonable best efforts to acquire the remaining Shares not tendered to the Offer as soon as possible, including by way of a Subsequent Acquisition Transaction for consideration at least equivalent in value to the consideration paid pursuant to the Offer.

        To exercise its statutory right of Compulsory Acquisition, Denison must give written notice (the "Offeror's Notice") to each holder of Shares to whom the Offer was made but who did not accept the Offer (and each person who subsequently acquires any such Shares) (in each case, a "Dissenting Offeree") within five months after the date of the Offer of such proposed acquisition. If the Offeror's Notice is sent to a Dissenting Offeree under Subsection 300(3) of the BCBCA, Denison is entitled and bound to acquire all of the Shares of that Dissenting Offeree for the same price and on the same terms contained in the Offer, unless the Supreme Court of British Columbia (the "Court") orders otherwise on an application made by that Dissenting Offeree within two months after the date of the Offeror's Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Shares held by a Dissenting Offeree and make any such consequential orders and give any such directions as the Court considers appropriate. Unless the Court orders otherwise (or, if an application to the Court has been made pursuant to the provisions described in the immediately preceding sentence, at any time after that application has been disposed of) Denison must, not earlier than two months after the date of the Offeror's Notice, send a copy of the Offeror's Notice to Rockgate and pay or transfer to Rockgate the consideration representing the price payable by Denison for the Shares that are referred to in the Offeror's Notice. On receiving a copy of the Offeror's Notice and the consideration representing the price payable for the Shares referred to in the Offeror's Notice, Rockgate will be required to register Denison as a Shareholder with respect to those Shares. Any such amount received by Rockgate must be paid into a separate account at a savings institution and, together with any other consideration so received, must be held by Rockgate, or by a trustee approved by the Court, in trust for the Dissenting Offerees.

        The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to Denison. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

        The income tax consequences to a Shareholder of a Compulsory Acquisition may differ from the income tax consequences to such Shareholder having its Shares acquired pursuant to the Offer. See Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Section 20 of the Circular, "Certain United States Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compulsory Acquisition if proposed.

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Compelled Acquisition

        Section 300 of the BCBCA provides that if Denison has not sent the Offeror's Notice to each Dissenting Offeree within one month after becoming entitled to do so, Denison must send a written notice to each Dissenting Offeree stating that such Dissenting Offeree, within three months after receiving such notice, may require Denison to acquire the Shares held by such Dissenting Offeree. If a Dissenting Offeree requires Denison to acquire its Shares in accordance with these provisions, Denison must acquire those Shares for the same price and on the same terms contained in the Offer (a "Compelled Acquisition").

        The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a Shareholder. The summary is not intended to be complete nor is it meant to be a substitute for the more detailed information contained in the provisions of Section 300 of the BCBCA. Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. The provisions of Section 300 of the BCBCA are complex and require strict adherence to notice and timing provisions, failing which the rights under such provisions may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

        The income tax consequences to a Shareholder of a Compelled Acquisition may differ from the income tax consequences to such Shareholder having its Shares acquired pursuant to the Offer. See Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Compelled Acquisition if proposed.

Subsequent Acquisition Transaction

        If Denison takes up and pays for Shares validly deposited under the Offer and the right of Compulsory Acquisition is not available to Denison for any reason or will not result in Denison acquiring all Shares issuable on exercise of all Options, Denison currently intends to take such action as is necessary or advisable to acquire or cause the exchange or redemption of all Shares not acquired under the Offer, including all Shares issued upon the exercise of Options. Such action may include causing a special meeting of Shareholders to be called to consider an arrangement, amalgamation, merger, reorganization, consolidation, recapitalization or similar transaction involving Rockgate and Denison and/or an affiliate of Denison for the purpose of enabling Denison or an affiliate of Denison to acquire, directly or indirectly, all of the Shares and/or all of the assets of Rockgate (a "Subsequent Acquisition Transaction"). Under such a Subsequent Acquisition Transaction, Rockgate may continue as a separate subsidiary of Denison following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Shares acquired pursuant to the Offer. If Denison takes up and pays for such number of Shares which constitutes at least 66 2/3% of the outstanding Shares (on a fully-diluted basis) under the Offer, Denison will own sufficient Shares to effect a Subsequent Acquisition Transaction. Although Denison's current intention is to effect a Subsequent Acquisition Transaction, Denison reserves the right, in its sole discretion, not to complete a Subsequent Acquisition Transaction.

        MI 61-101 may deem a Subsequent Acquisition Transaction to be a "business combination" if such Subsequent Acquisition Transaction would result in the interest of a Shareholder being terminated without the consent of the Shareholder, irrespective of the nature of the consideration provided in substitution therefor. Denison expects that any Subsequent Acquisition Transaction relating to Shares will be a "business combination" under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with MI 61-101 or an exemption therefrom, the "related party transaction" provisions therein do not apply to such transaction. Denison intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the "related party transaction" provisions of MI 61-101 will not apply to such Subsequent Acquisition Transaction.

        MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to obtain a valuation of the affected securities (and, subject to certain exceptions, any non-cash

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consideration being offered therefor) and, among other things, include a summary of such valuation in the disclosure document for the Subsequent Acquisition Transaction unless the valuation is included in its entirety in the disclosure document. Denison currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting Rockgate and Denison or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101. An exemption is available under MI 61-101 for certain business combinations completed no later than 120 days after the expiry of a take-over bid provided that the consideration under such transaction is at least equal in value to and is in the same form as the consideration that tendering shareholders were entitled to receive in the take-over bid and provided that certain disclosure is provided in the take-over bid disclosure documents (and which disclosure has been provided herein). Denison currently intends that the consideration per Share offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration per Share paid to the Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Denison Share shall be deemed to be at least equal in value to each Denison Share offered under the Offer) and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, Denison expects to rely on this exemption.

        Depending on the nature and terms of the Subsequent Acquisition Transaction, Denison expects that the provisions of the BCBCA and Rockgate's constating documents will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. In addition to any other required security holder approval, in order to complete a business combination, MI 61-101 would also require the approval of a majority of the votes cast by "minority" Shareholders to be obtained unless an exemption is available or discretionary relief is granted by applicable securities authorities. If, however, following the Offer, Denison is the holder of 90% or more of the Shares at the time the Subsequent Acquisition Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an enforceable appraisal remedy or substantially equivalent right is made available to minority Shareholders.

        In relation to the Offer and any business combination, the "minority" Shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities authorities, all Shareholders other than (a) Denison (other than in respect of Shares acquired pursuant to the Offer, as described below), (b) any "interested party" (within the meaning of MI 61-101), (c) any "related party" of an "interested party", unless the related party meets that description solely in its capacity as a director or senior officer of one or more persons that are neither "interested parties" nor "issuer insiders" (in each case within the meaning of MI 61-101) of Rockgate, and (d) any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that Denison may treat Shares acquired under the Offer (including those deposited under the terms of the Lock-Up Agreements) as "minority" shares and vote them, or to consider them voted, in favour of such business combination if, among other things: (i) the business combination is completed no later than 120 days after the Expiry Time; (ii) the consideration per security paid in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; (iii) certain disclosure is provided in the Circular (and which disclosure has been provided herein); and (iv) the Shareholder who tendered such Shares to the Offer was not (A) a "joint actor" (within the meaning of MI 61-101) with Denison in respect of the Offer, (B) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (C) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Share that was not identical in amount and form to the entitlement of the general body of holders in Canada of Shares.

        MI 61-101 excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee, director or consultant of an issuer where, among other things (a) the benefit is not conferred for the purposes of increasing the value of the consideration paid to the related party for securities relinquished under the transaction or bid; (b) the conferring of the benefit is not, by its terms, conditional on the related party supporting the transaction or bid in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction or in the directors' circular in the case of a bid (and which disclosure has been provided therein); and (d) the related party and its associated

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entities beneficially own or exercise control or direction over less than 1% of the outstanding securities of each class of equity securities of the issuer.

        In addition, MI 61-101 also excludes from the meaning of "collateral benefit" certain benefits to a related party received solely in connection with the related party's services as an employee, director or consultant of an issuer where such benefit meets the criteria described in (a) to (c) of the previous paragraph and (i) the related party discloses to an independent committee of the issuer the amount of consideration that the related party expects it will be beneficially entitled to receive, under the terms of the transaction or bid, in exchange for the equity securities beneficially owned by the related party, (ii) the independent committee, acting in good faith, determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value referred to in clause (i) above, and (iii) the independent committee's determination is disclosed in the disclosure document for the transaction or in the directors' circular in the case of a bid.

        Denison currently intends: (a) that the consideration offered per Share under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration per Share paid to Shareholders under the Offer (provided that, in calculating the value of the consideration offered in any Subsequent Acquisition Transaction, each Denison Share shall be deemed to be at least equal in value to each Denison Share offered under the Offer); (b) that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time; and (c) to cause any Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Shares. The fair value so determined could be more or less than the amount paid per Share pursuant to such Subsequent Acquisition Transaction or pursuant to the Offer.

        The income tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the income tax consequences to such Shareholder having its Shares acquired pursuant to the Offer. See Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" and Section 20 of the Circular, "Certain United States Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if proposed.

Other Alternatives

        If Denison is unable to, or elects not to, effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, Denison will evaluate other available alternatives. Such alternatives could include, to the extent permitted by applicable Laws, taking no further action, purchasing additional Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, as applicable, or acquiring the assets of Rockgate by way of an arrangement, amalgamation, reorganization, redemption, asset sale or other transaction between Denison and/or one or more of its affiliates. Subject to applicable Laws, any additional purchases of Shares could be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Denison may take no action to acquire additional Shares or, subject to applicable Laws, may sell or otherwise dispose of any or all Shares acquired under the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by Denison, which may vary from the terms and the price paid for Shares under the Offer.

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Legal and Judicial Developments

        On February 1, 2008, MI 61-101 came into force in the provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and majority of minority security holder approval for specified types of transactions. See "— Subsequent Acquisition Transaction" above.

        Certain judicial decisions may also be considered relevant to any Subsequent Acquisition Transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of MI 61-101 and its predecessors, granted preliminary injunctions to prohibit transactions involving certain business combinations. The current trends in both legislation and Canadian jurisprudence indicate a willingness to permit business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

10.   Acceptance of the Offer

        Denison has no knowledge regarding whether any Shareholder will accept the Offer, other than the Locked-Up Shareholders, who have agreed to accept the Offer, subject to certain exceptions, pursuant to the Lock-Up Agreements. See Section 7 of the Circular, "Lock-Up Agreements".

11.   Ownership of and Trading in Securities of Rockgate

        No Shares or Options are beneficially owned, nor is control or direction exercised over any of such securities, by Denison or its directors or officers. To the knowledge of Denison, after reasonable enquiry, no Shares or Options are beneficially owned, nor is control or direction exercised over any of such securities, by any associate or affiliate of an insider of Denison, any insider of Denison other than a director or officer of Denison, or any person acting jointly or in concert with Denison.

        To the knowledge of Denison, after reasonable enquiry, none of Denison or its directors or officers, any associate or affiliate of an insider of Denison, any insider of Denison other than a director or officer of Denison, or any person acting jointly or in concert with Denison, purchased or sold any securities of Rockgate during the six-month period preceding the date of the Offer.

12.   Commitments to Acquire Securities of Rockgate

        None of Denison or, to the knowledge of Denison, after reasonable enquiry, any director or officer of Denison, any associate or affiliate of an insider of Denison, any insider of Denison other than a director or officer of Denison, or any person acting jointly or in concert with Denison, has entered into any agreements, commitments or understandings to acquire any securities of Rockgate, except for the Lock-Up Agreements. See Section 4 of the Circular, "Background to the Offer", Section 7 of the Circular, "Lock-Up Agreements".

13.   Other Material Facts

        Denison has no knowledge of any material fact concerning the securities of Rockgate that has not been generally disclosed by Rockgate, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

14.   Agreements, Arrangements or Understandings

        Other than the Lock-Up Agreements described in Section 7 of the Circular, "Lock-Up Agreements", there are (a) no agreements, commitments or understandings made or proposed to be made between Denison and any director or officer of Rockgate, including for any payment or other benefit proposed to be made or given by Denison to such directors or officers as compensation for loss of office or for remaining in or retiring from office

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following the completion of the Offer, and (b) no agreements, commitments or understandings made or proposed to be made between Denison and any Shareholder relating to the Offer.

        There are no agreements, commitments or understandings made between Denison and Rockgate relating to the Offer and, other than the Shareholder Rights Plan, Denison is not aware of any other agreement, commitment or understanding that could affect control of Rockgate that Denison has access to and that can reasonably be regarded as material to a Shareholder in deciding whether to deposit Shares under the Offer. See Section 4 of the Circular, "Background to the Offer" and Section 21 of the Circular, "Shareholder Rights Plan".

        To the knowledge of Denison, other than as disclosed in this Section 14, there are no direct or indirect benefits of accepting or rejecting the Offer that will accrue to any insider of Denison or, to the knowledge of Denison, after reasonable enquiry, any director or officer of Rockgate, any associate or affiliate of an insider of Rockgate, any associate or affiliate of Rockgate or any person or company acting jointly or in concert with Rockgate, other than those benefits that will accrue to Shareholders generally.

15.   Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer

        The purchase of Shares by Denison under the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Shares acquired by Denison, could materially adversely affect the liquidity and market value of any remaining Shares held by the public.

        The rules and regulations of the TSX establish certain criteria which, if not met, could, upon the successful completion of the Offer, lead to the delisting of the Shares from the TSX. Among such criteria are the number of public Shareholders, the number of Shares publicly held and the aggregate market value and trading volume of the Shares publicly held. Depending on the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Shares. If the Shares are delisted from the TSX, the extent of the public market for the Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Shares publicly held and the aggregate market value of the Shares publicly held at such time, the interest in maintaining a market in Shares on the part of securities firms, whether Rockgate remains subject to public reporting requirements in Canada and other factors. Even if the Shares would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX, Denison intends, to the extent permitted by applicable Laws, to cause Rockgate to apply to voluntarily delist the Shares from the TSX as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction. There is, however, no assurance that any such transaction will be completed.

        If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Denison intends to cause Rockgate to cease to be a reporting issuer under the securities laws of each jurisdiction of Canada where it is currently a reporting issuer.

16.   Certain Information Concerning Securities of Denison

Authorized and Outstanding Share Capital

        The authorized capital of Denison consists of an unlimited number of Denison Shares without par value, of which 461,864,679 were issued and outstanding as of September 18, 2013. Holders of Denison Shares are entitled to receive notice of any meetings of shareholders of Denison and to attend and to cast one vote per Denison Share at all such meetings. Holders of Denison Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Denison Shares entitled to vote in any election of directors may elect all directors standing for election.

        Holders of Denison Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by Denison's board of directors at its discretion from funds legally available therefor and, on the liquidation, dissolution or winding up of Denison, are entitled to receive on a pro-rata basis the net assets of

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Denison after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Denison Shares with respect to dividends or liquidation. The Denison Shares do not carry any pre-emptive, subscription, redemption or conversion rights.

        As of September 18, 2013, Denison had 9,970,178 options outstanding under its share option plan, exercisable for 9,970,178 Denison Shares. Denison also has warrants outstanding entitling the holders thereof to acquire an aggregate of 1,378,115 Denison Shares.

Dividends

        To date, Denison has not paid dividends on its shares. Denison currently intends to retain future earnings, if any, for use in its business and does not currently anticipate paying dividends on its shares. Any determination to pay any future dividends will remain at the discretion of Denison's board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board.

Consolidated Capitalization

        There have not been any material changes in the share or loan capital, on a consolidated basis, of Denison since June 30, 2013, the date of Denison's most recently filed unaudited interim condensed consolidated financial statements. The following table sets forth Denison's consolidated capitalization as at June 30, 2013, adjusted to give effect to the Offer. The table should be read in conjunction with the unaudited interim condensed consolidated financial statements of Denison for the six month interim period ended June 30, 2013, including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in the Offer and Circular.

	As at June 30, 2013	As at June 30, 2013 after giving effect to the Offer(1)(2)(3)(4)(5)
	(all dollar amounts in thousands of U.S. dollars)
Common share capital and warrants	1,070,512	1,095,939
Contributed surplus	52,611	52,611
Deficit	(784,898)	(784,898)
Long-term debt	60	60
Total capitalization	338,285	363,712

(1)
Amounts have been determined assuming that all Shares (on a fully-diluted basis) are deposited under the Offer.

(2)
Before deducting expenses of the Offer.

(3)
Where applicable, amounts in Canadian dollars have been converted to U.S. dollars using the June 30, 2013 Bank of Canada closing rate of exchange for U.S. dollars, which was C$1.00 = US$0.9508.

(4)
Rockgate amounts incorporated are as at June 30, 2013, the date of Rockgate's most recently filed audited annual consolidated financial statements.

(5)
Dollar amount of Consideration assumed to be issued pursuant to the Offer has been calculated using the September 16, 2013 closing price of the Denison Shares on the TSX, which was $1.19.

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Price Range and Trading Volume of the Denison Shares

        The Denison Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "DML" and on the NYSE MKT under the symbol "DNN." On September 16, 2013, being the last trading day on the TSX and the NYSE MKT prior to the announcement of Denison's intention to make the Offer, the closing price of the Denison Shares was $1.19 on the TSX and US$1.15 on the NYSE MKT. The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of Denison Shares on the TSX:

	TSX Trading of Denison Shares
Period	High	Low	Volume
2012
August	$1.490	$1.300	8,825,247
September	$1.680	$1.360	18,378,752
October	$1.490	$1.250	12,016,557
November	$1.290	$1.040	12,042,313
December	$1.280	$1.050	27,819,652
2013
January	$1.600	$1.190	31,202,716
February	$1.480	$1.240	14,223,189
March	$1.540	$1.220	26,475,737
April	$1.400	$1.180	20,887,543
May	$1.340	$1.150	25,289,241
June	$1.440	$1.200	30,402,957
July	$1.450	$1.220	40,280,759
August	$1.330	$1.200	15,414,080
September (to September 18)	$1.240	$1.100	20,508,107

Source: TSX Market Data

Prior Sales

        For the 12-month period prior to the date of the Offer, Denison has issued or granted Denison Shares and securities convertible into Denison Shares as listed in the table below. Other than the issuances listed in the

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table below, Denison has not issued any Denison Shares or securities convertible into Denison Shares within the 12 months preceding the date of the Offer.

Date	Reason for Issue	Number Issued	Issue Price ($)
2012-Oct 26	Flow-Through Issue	4,145,000	1.6900
2013-Jan 31	JNR Acquisition (Shares Issued)	7,975,479	N/A
2013-Apr 26	Fission Acquisition (Shares Issued)	53,053,284	N/A
2013-May 28	Flow-Through Issue	11,500,000	1.3000
2013-May 29	Stock Option Exercise	11,833	0.7085
2013-Jun 5	Stock Option Exercise	3,045	0.9017
2013-Jun 6	Warrant Exercise	35,500	0.8373
2013-Jun 13	Warrant Exercise	17,750	0.8373
2013-Jun 13	Warrant Exercise	17,750	0.8373
2013-Jun 28	Stock Option Exercise	8,376	0.9017
2013-Jul 4	Stock Option Exercise	10,660	0.9017
2013-Jul 15	Stock Option Exercise	20,000	1.0305
2013-Jul 25	Warrant Exercise	19,927	1.0949
2013-Jul 31	Stock Option Exercise	17,750	1.0305
2013-Jul 31	Stock Option Exercise	8,875	1.0305
2013-Aug 13	Warrant Exercise	3,550	0.8373
2013-Aug 14	Warrant Exercise	31,953	0.7729
2013-Aug 16	Warrant Exercise	159,765	0.7729
2013-Aug 21	Warrant Exercise	14,910	1.0949
2013-Aug 22	Warrant Exercise	35,500	0.8373
2013-Aug 29	Stock Option Exercise	54,433	0.7085
2013-Sep 5	Warrant Exercise	21,302	0.7729
2013-Sep 5	Warrant Exercise	22,141	1.0949
2013-Sep 5	Warrant Exercise	14,981	1.0949

17.   Risk Factors

        As Shareholders will acquire Denison Shares in consideration for the Shares that they deposit under the Offer, Shareholders should carefully consider the risks and uncertainties associated with Denison and the Denison Shares set out in this Section 17 and those described in the documents that Denison has filed with Canadian securities regulatory authorities and furnished or filed with the SEC that are incorporated by reference herein, including Denison's Annual Information Form filed on SEDAR dated March 13, 2013 for the financial year ended December 31, 2012 and which have been furnished or filed with the SEC, including Denison's Form 40-F for such period filed on the SEC's EDGAR website and available at www.sec.gov. Denison expects that these risks and uncertainties will also be applicable to Denison following completion of the Offer.

        Additional risks and uncertainties relating solely to Rockgate are described in the documents that Rockgate has filed with Canadian securities regulatory authorities and furnished or filed with the SEC.

        These risks and uncertainties may not be the only risks and uncertainties faced by Denison or the combined company. Other risks and uncertainties not presently known by Denison or that Denison currently believes are not material could also materially and adversely affect Denison's or the combined company's business, results of operations and/or financial condition.

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Risks Relating to the Offer

        The market value of Denison Shares received by Shareholders under the Offer may vary significantly from the date on which the exchange ratio was fixed.

        Depositing Shareholders will receive a number of Denison Shares under the Offer based on a fixed exchange ratio, rather than Denison Shares with a specific market value. The number of Denison Shares to be issued in exchange for each Share will not be adjusted to reflect any changes in the market value of the Denison Shares. Consequently, the market value of the Denison Shares issued to Shareholders in connection with the take-up of their Shares under the Offer may vary significantly from the market value for those Denison Shares on the date of the Offer or on the date on which such Shareholders deposit their Shares under the Offer. If the market price of the Denison Shares declines, the value of the consideration received by Shareholders will decline as well. For example, during the 12-month period ending on September 16, 2013 (the most recent trading day prior to the date of the announcement of the Offer), the trading price of the Denison Shares on the TSX varied from a low of $1.04 to a high of $1.68 and ended that period at $1.19. Variations in the market price of the Denison Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Denison (either alone or combined with Rockgate), including factors that may affect the business, operations or prospects of Denison or the combined company over which Denison has no control, as well as general market volatility.

        After completion of the Offer, Rockgate would become a majority-owned subsidiary of Denison and Denison's interests could differ from that of other Shareholders.

        If the Offer is successful, Denison will have the authority to determine the directors of Rockgate and its subsidiaries and, as a result, appoint new management for Rockgate and its subsidiaries. Denison will also have the authority to approve certain actions requiring the approval of Shareholders, including sales of Rockgate's assets. Denison currently intends, if it takes up and pays for the Shares validly deposited under the Offer, to acquire all of the outstanding Shares not deposited under the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. If Denison is unable to complete (or if there is a delay in completing) a Compulsory Acquisition or Subsequent Acquisition Transaction, Denison will nonetheless own sufficient Shares to control Rockgate. Denison's interests with respect to Rockgate may differ from the interests of Shareholders who do not deposit their Shares under the Offer.

        The purchase of Shares by Denison under the Offer could affect the market for and listing of Shares and Rockgate's status as a reporting issuer.

        The purchase of Shares by Denison under the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of Shareholders and, depending on the number of Shares acquired by Denison, could materially adversely affect the liquidity and market value of any remaining Shares held by the public. In addition, depending on the number of Shares purchased under the Offer, it is possible that the Shares would fail to meet the criteria for continued listing on the TSX. Even if the Shares would not be delisted by virtue of failing to meet the criteria for continued listing on the TSX, Denison intends, to the extent permitted by applicable Laws, to cause Rockgate to apply to voluntarily delist the Shares from the TSX as soon as practicable after completion of the Offer and, if applicable, any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer".

        The disposition of Shares and SRP Rights pursuant to the Offer may result in gain recognition and other adverse U.S. federal income tax consequences for U.S. Shareholders.

        If the exchange of Shares and SRP Rights for Denison Shares does not qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, subject to the "passive foreign investment company" rules, U.S. Shareholders generally would recognize gain or loss on Shares and SRP Rights surrendered in an amount equal to the difference between the adjusted tax basis in those Shares and SRP

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Rights and the fair market value of Denison Shares received in exchange for such Shares and SRP Rights. In the event that Rockgate has been a PFIC for U.S. federal income tax purposes during the Shareholder's holding period in the Shares and SRP Rights, unless the Shareholder has filed on a timely basis certain elections, (i) if the Offer qualifies as a reorganization under U.S. federal income tax law, the Shareholder will recognize a gain (if any), but not loss, on the disposition of Shares pursuant to the Offer, unless Denison also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Offer, and (ii) if the Offer does not qualify as a reorganization under U.S. federal income tax law, the Shareholder will recognize a gain or loss on the disposition of Shares pursuant to the Offer. Any such gain generally will be taxable as ordinary income rather than capital gain, and the tax may be subject to an interest charge. See Section 19 of this Circular, "Certain United States Federal Income Tax Considerations".

Risks Relating to Denison and the Integration of the Operations and Businesses of Denison and Rockgate

        If the Offer is successful, it is anticipated that the current management of Denison will manage Rockgate in place of Rockgate's current management, and that the board of directors of Rockgate will be replaced by nominees of Denison. The integration of the operations and businesses of Denison and Rockgate, or in the alternative the completion of a spin-out transaction, may not produce the anticipated benefits, in the expected time-frames or at all, due to unanticipated challenges or delays. These anticipated benefits and synergies will depend in part on whether the operations, systems and personnel of Rockgate and Denison can be integrated in an efficient and effective manner, the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company, and any spin-out transaction, have not yet been made and may not have been fully identified. These decisions and the integration of the two companies or the implementation of a spin-out transaction will present significant challenges to management, including the integration of operations and personnel of the two companies, and special risks, including possible unanticipated liabilities and expenses, significant one-time write-offs or restructuring charges and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company or following a spin-out transaction.

        For further information regarding the risks relating to Denison and its business, see the documents that Denison has filed with Canadian securities regulatory authorities incorporated by reference herein, including Denison's Annual Information Form filed on SEDAR dated March 13, 2013 for the financial year ended December 31, 2012.

18.   Regulatory Considerations

        Denison's obligation to take up and pay for Shares under the Offer is conditional upon all government and regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, investigations, orders, certificates, rulings, decisions, statements of no objection and exemptions, that are required by Law to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction, being obtained or concluded or, in the case of waiting or suspensory periods, expired or terminated, each on terms and conditions satisfactory to Denison.

Canadian Securities Laws

        The distribution of the Denison Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities laws. While the resale of Denison Shares issued under the Offer is subject to restrictions under the securities laws of certain Canadian provinces and territories, Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions.

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U.S. Securities Laws

        The issuance of the Denison Shares under the Offer is being made pursuant to a registration statement on Form F-8 filed with the SEC under the U.S. Securities Act, and Denison has applied to list the Denison Shares issuable under the Offer on the NYSE MKT. Shareholders who are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Denison may resell their Denison Shares acquired under the Offer without registration under the U.S. Securities Act. However, Denison Shares owned by affiliates of Denison, including those acquired under the Offer, may be resold only pursuant to an applicable resale registration statement under the U.S. Securities Act, in accordance with the requirements of Regulation S or Rule 144 under the U.S. Securities Act or pursuant to another exemption from the registration requirements of the U.S. Securities Act.

19.   Certain Canadian Federal Income Tax Considerations

        In the opinion of Cassels, counsel to Denison, the following is a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (the "Tax Act"), as of the date hereof, generally applicable to a Shareholder who, for purposes of the Tax Act, holds Shares and will hold Denison Shares received under the Offer as capital property, deals at arm's length with, and is not affiliated with, Rockgate or Denison and who sells Shares to Denison under the Offer or otherwise disposes of Shares pursuant to certain transactions described in Section 9 of the Circular, "Acquisition of Shares Not Deposited".

        Shares and Denison Shares generally will be considered capital property to a Shareholder for purposes of the Tax Act unless such securities are held by the Shareholder in the course of carrying on a business of buying and selling securities or were acquired in a transaction or transactions considered to be an adventure or concern in the nature of trade.

        This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel's understanding of the current published administrative policies and assessing practices of the CRA publicly available prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

        This summary is not applicable to persons holding Options, other conversion or exchange rights to acquire Shares, or persons who acquired Shares on the exercise of employee stock options. In addition, this summary does not apply to: (i) a Shareholder that is a "financial institution" for the purposes of the mark-to-market rules in the Tax Act, (ii) a Shareholder an interest in which is a "tax shelter investment" as defined in the Tax Act, (iii) a Shareholder that is a "specified financial institution" as defined in the Tax Act, (iv) a Shareholder who has made a "functional currency" election under section 261 of the Tax Act, or (v) a Shareholder that has, or will, enter into, with respect to the Shares or the Denison Shares, a "derivative forward agreement" as that term is defined in proposed amendments contained in a Notice of Ways and Means Motion that accompanied the federal budget tabled by the Minister of Finance (Canada) on March 21, 2013.

        Further, this summary is not applicable to a person that (i) is a corporation resident in Canada and (ii) is, or becomes, controlled by a non-resident corporation for the purposes of the foreign affiliate dumping rules in section 212.3 of the Tax Act. Any such Shareholder should consult their own tax advisors.

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        This summary assumes that if any SRP Rights are acquired pursuant to the Offer that there is no value to those SRP Rights, and, therefore, that no amount of the consideration paid by Denison will be allocated to the SRP Rights. Accordingly, this summary does not otherwise address the disposition of any SRP Rights pursuant to the Offer. Holders should consult their own tax advisors regarding the disposition of any SRP Rights.

        This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own legal and tax advisors with respect to the tax consequences to them of having their Shares acquired based on their particular circumstances, including the application and effect of the income and other taxes of any country, province or other jurisdiction in which the Shareholders reside or carry on business.

Residents of Canada

        The following portion of the summary is generally applicable to a Shareholder who, for purposes of the Tax Act and any applicable tax treaty or convention and at all relevant times, is resident, or is deemed to be resident, in Canada (a "Resident Shareholder").

        Certain Resident Shareholders whose Shares would not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Shares, and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Shareholder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Resident Shareholders contemplating such an election should first consult their own tax advisors.

Exchange of Shares for Denison Shares Pursuant to the Offer

        A Resident Shareholder, who holds Shares as capital property and who exchanges such Shares for Denison Shares under the Offer, will not realize a capital gain (or a capital loss) in respect of the exchange unless such Resident Shareholder elects to report such capital gain or capital loss in its income tax return for the year in which the exchange occurs.

        Except where a particular Resident Shareholder chooses to recognize a capital gain (or capital loss) on the exchange of Shares for Denison Shares, Resident Shareholders will be deemed to have disposed of their Shares for proceeds of disposition equal to the adjusted cost base of such shares immediately before the exchange and to have acquired their Denison Shares at a cost equal to that same amount. Such cost will be averaged with the adjusted cost base of any other Denison Shares held by the Resident Shareholder as capital property for purposes of determining the adjusted cost base of each Denison Share held by the Resident Shareholder.

        A Resident Shareholder may choose to recognize a capital gain (or capital loss) on the exchange of Shares for Denison Shares by including the capital gain (or capital loss) in such Resident Shareholder's tax return for the taxation year in which the exchange occurs. In those circumstances, the Resident Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Denison Shares received on the exchange (as at the time of the exchange) exceeds (or is exceeded by) the sum of the adjusted cost base of the Shares exchanged therefor and any reasonable costs associated with the disposition and will acquire the Denison Shares at a cost equal to their fair market value at the time of the exchange. Such cost will be averaged with the adjusted cost base of any other Denison Shares held by the Resident Shareholder as capital property for purposes of determining the adjusted cost base of each Denison Share held by the Resident Shareholder. Such capital gains (or capital losses) will be subject to the tax treatment described below under "Taxation of Capital Gains and Capital Losses".

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Taxation of Capital Gains and Capital Losses

        Generally, a Resident Shareholder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year. A Resident Shareholder will be required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Shareholder in that year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to and in accordance with the detailed rules contained in the Tax Act.

        The amount of any capital loss realized on the disposition of a Share or a Denison Share by a Resident Shareholder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received or deemed to have been received by the corporation on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own advisors.

        A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains realized, interest and certain dividends.

        Capital gains realized by individuals, other than certain trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Disposition of Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

        As described in Section 9 of the Circular, "Acquisition of Shares Not Deposited", Denison may, in certain circumstances, acquire Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition. The tax consequences to a Resident Shareholder of a disposition of Shares in such circumstances will generally be as described above under the subheading "Residents of Canada — Exchange of Shares for Denison Shares Pursuant to the Offer".

        Any interest (whether awarded by the Court or otherwise) paid to a Resident Shareholder in connection with a Compulsory Acquisition must be included in computing the Resident Shareholder's income for the purposes of the Tax Act.

        Resident Shareholders should consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition or Compelled Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

        As described in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", if Denison takes up and pays for Shares validly deposited under the Offer, and Denison is unable, or elects not, to effect a Compulsory Acquisition, Denison will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. As described in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", Denison currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Share paid to the Shareholders under the Offer.

        The tax consequences of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. Denison may propose a

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statutory arrangement, amalgamation, merger, reorganization, share consolidation, recapitalization or similar transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may realize a capital gain or capital loss and/or be deemed to receive a dividend. No opinion is expressed herein as to the tax consequences of any such Subsequent Acquisition Transaction to a Resident Shareholder.

        Resident Shareholders should consult their own tax advisors for advice with respect to the potential tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting of Shares

        As described in Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer", the Shares may cease to be listed on the TSX following the completion of the Offer or, as applicable, a Compulsory Acquisition or a Compelled Acquisition or a Subsequent Acquisition Transaction.

        Resident Shareholders who do not dispose of their Shares pursuant to the Offer are cautioned that, if the Shares are no longer listed on a "designated stock exchange" (as defined in the Tax Act and currently includes the TSX) and Rockgate ceases to be a "public corporation" for purposes of the Tax Act, the Shares will not be "qualified investments" (as defined in the Tax Act) for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts ("TFSAs") (as each term is defined in the Tax Act). Resident Shareholders who hold the Shares in such trusts should consult their own tax advisors with respect to the potential tax consequences to them in this regard.

Taxation of Dividends on, and the Disposition of, Denison Shares

        Dividends received or deemed to be received on Denison Shares by a Resident Shareholder that is an individual (including a trust) will be included in computing the individual's income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from "taxable Canadian corporations" (as defined in the Tax Act). A dividend will be eligible for the enhanced gross-up and dividend tax credit for "eligible dividends" (as defined in the Tax Act) paid by taxable Canadian corporations, to the extent that such dividend is designated by Denison as an eligible dividend.

        Taxable dividends received by individuals, other than certain trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

        A Resident Shareholder that is a corporation will include dividends received or deemed to be received on Denison Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income.

        Certain corporations, including "private corporations" or "subject corporations" (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3% of the dividends received or deemed to be received on Denison Shares to the extent that such dividends are deductible in computing taxable income.

        The disposition or deemed disposition of Denison Shares by a Resident Shareholder (other than to Denison) will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of those shares immediately before the disposition. See "Residents of Canada — Taxation of Capital Gains and Capital Losses" above for a general description of the treatment of capital gains and capital losses under the Tax Act.

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Eligibility of Denison Shares for Investment

        Denison Shares will be "qualified investments" under the Tax Act for a trust governed by an RRSP, an RRIF, a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan or a TFSA, at any particular time, provided that, at that time, the Denison Shares are listed on a "designated stock exchange" (which currently includes the TSX) or Denison is a "public corporation" as defined in the Tax Act.

        Notwithstanding that the Denison Shares may be qualified investments for a trust governed by a TFSA, RRSP or RRIF, the holder of a TFSA or an annuitant of a RRSP or RRIF, as applicable, will be subject to a penalty tax under the Tax Act in respect of Denison Shares held in a TFSA, RRSP or RRIF, as applicable, if such Denison Shares are a "prohibited investment" (as defined in the Tax Act) for such plan. The Denison Shares generally will not be prohibited investments unless the holder or annuitant, as the case may be, (i) does not deal at arm's length with Denison for purposes of the Tax Act, or (ii) has a "significant interest" (for purposes of the prohibited investment rules in the Tax Act) in (A) Denison or (B) a corporation, partnership or trust with which Denison does not deal at arm's length. The Department of Finance (Canada) released proposed amendments to the Tax Act on December 21, 2012 (the "December 2012 Proposals") that would, if enacted, delete the condition in (ii)(B) above. There can be no assurances that the December 2012 Proposals will be enacted in their current proposed form or at all.

        Prospective investors who intend to hold Denison Shares in a TFSA, RRSP or RRIF should consult their own tax advisors regarding their particular circumstances, including having regard to the December 2012 Proposals.

Non-Residents of Canada

        The following portion of this summary is generally applicable to a Shareholder who at all relevant times, for the purposes of the Tax Act and any applicable tax treaty or convention, is neither resident, nor deemed to be resident, in Canada, and does not use or hold, and is not deemed to use or hold, Shares, and will not hold or be deemed to use or hold Denison Shares, in connection with carrying on a business in Canada (a "Non-Resident Shareholder").

        Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-Resident Shareholders are advised to consult with their own tax advisors.

Exchange of Shares for Denison Shares Pursuant to the Offer

        A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Shares to Denison under the Offer unless (i) the Shares at the time of their disposition constitute "taxable Canadian property" (as defined in the Tax Act) to the Non-Resident Shareholder at the time of the exchange and (ii) the Non-Resident Shareholder is not exempt from taxation in Canada on the disposition of the Shares under the terms of an applicable tax treaty or convention.

        Provided the Shares are listed on a "designated stock exchange" (as defined in the Tax Act and which includes the TSX) at the time of disposition, the Shares generally will not constitute taxable Canadian property of a Non-Resident Shareholder at that time unless, at any time during the 60 month period immediately preceding the disposition, the following two conditions have been met concurrently: (i) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of Rockgate; and (ii) more than 50% of the fair market value of the shares of Rockgate was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists. Notwithstanding

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the foregoing, in certain circumstances set out in the Tax Act, a Share could be deemed to be taxable Canadian property of the Non-Resident Shareholder. Pursuant to Tax Proposals released July 12, 2013, the ownership test will include Shares held by a partnership in which the Non-Resident Shareholder or any non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships).

        In the event that the Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder on the disposition thereof pursuant to the Offer, the disposition thereof will generally be subject to the same treatment as described above under "Residents of Canada — Exchange of Shares for Denison Shares Pursuant to the Offer". Where a Non-Resident Shareholder's Shares are taxable Canadian property and the Non-Resident Shareholder does not choose to recognize a capital gain (or capital loss) on the exchange of such Shares for Denison Shares pursuant to the Offer, the Denison Shares received in exchange for such Shares will be deemed to be taxable Canadian property to such Non-Resident Shareholder.

        Non-Resident Shareholders should consult their own tax advisors with respect to the potential tax consequences to them of exchanging their Shares for Denison Shares pursuant to the Offer having regard to their particular circumstances.

Disposition of Shares Pursuant to a Compulsory Acquisition or a Compelled Acquisition

        As described in Section 9 of the Circular, "Acquisition of Shares Not Deposited", Denison may, in certain circumstances, acquire Shares pursuant to a Compulsory Acquisition or a Compelled Acquisition.

        Subject to the discussion below under "Non-Residents of Canada — Potential Delisting of the Shares", the tax consequences to a Non-Resident Shareholder who disposes of Shares in such circumstances generally will be the same as described under "Non-Residents of Canada — Exchange of Shares for Denison Shares Pursuant to the Offer".

        Generally, where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act.

        Non-Resident Shareholders should consult their own tax advisors with respect to the potential tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition or a Compelled Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

        As described in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", if Denison takes up and pays for Shares validly deposited under the Offer, and Denison is unable, or elects not, to effect a Compulsory Acquisition, Denison will evaluate other alternatives to acquire all of the Shares not deposited under the Offer. As described in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", Denison currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration per Share paid to the Shareholders under the Offer.

        The tax consequences of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See below under "Non-Residents of Canada — Potential Delisting of the Shares" in the case where the Shares are delisted prior to a Subsequent Acquisition Transaction.

        A Non-Resident Shareholder may realize a capital gain or a capital loss and/or be deemed to receive a dividend pursuant to a Subsequent Acquisition Transaction, as discussed above under "Residents of Canada —

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Disposition of Shares Pursuant to a Subsequent Acquisition Transaction". Whether or not a Non-Resident Shareholder would be subject to tax under the Tax Act on any such capital gain would generally depend on whether the Shares are "taxable Canadian property" of the Non-Resident Shareholder for purposes of the Tax Act at the time of the disposition and whether the Non-Resident Shareholder is entitled to relief under an applicable tax treaty or convention. No opinion is expressed herein as to the tax consequences of any such Subsequent Acquisition Transaction to a Non-Resident Shareholder.

        Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax treaty or convention that is in force at the time of the payment, credit or deemed payment of such dividends. For example, under the Canada- United States Tax Convention (1980), as amended (the "Convention"), where dividends are paid to or derived by a Non-Resident Shareholder who is a U.S. resident for purposes of, and who is entitled to benefits in accordance with the provisions of, the Convention, the applicable rate of Canadian withholding tax is generally reduced to 15%.

        Generally, where interest is paid or credited to a Non-Resident Shareholder in connection with a Subsequent Acquisition Transaction, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act.

        Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting of the Shares

        As described in Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Shares and Status as a Reporting Issuer", the Shares may cease to be listed on the TSX following the completion of the Offer or, as applicable, a Compulsory Acquisition or a Compelled Acquisition or a Subsequent Acquisition Transaction.

        Non-Resident Shareholders who do not dispose of their Shares pursuant to the Offer are cautioned that if the Shares are not listed on a designated stock exchange at the time of their disposition, the Shares may constitute taxable Canadian property if, at any time during the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any of the foregoing properties (whether or not such property exists). Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Shares could also be deemed to be taxable Canadian property to the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice as to whether their Shares constitute taxable Canadian property, having regard to their particular circumstances.

        If the Shares are taxable Canadian property of the Non-Resident Shareholder at the time of their disposition and are not treaty-protected property of the Non-Resident Shareholder for purposes of the Tax Act, the Non-Resident Shareholder may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition. Furthermore, if the Shares are not listed on a recognized stock exchange at the time of their disposition and are not treaty-protected property of the Non-Resident Shareholder for purposes of the Tax Act, the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder with the result that, among other things, unless Denison has received a clearance certificate, pursuant to section 116 of the Tax Act, relating to the disposition of a Non-Resident Shareholder's Shares, Denison may deduct or withhold 25% from any payment made to the Non-Resident Shareholder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Shareholder's liability for tax under the Tax Act.

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        Non-Resident Shareholders should consult their own tax advisors with respect to the potential tax consequences to them of not disposing of their Shares under the Offer.

Taxation of Dividends on and the Disposition of Denison Shares

        Dividends paid or deemed to be paid or credited to a Non-Resident Shareholder on Denison Shares will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable tax treaty or convention that is in force at the time of the payment, credit or deemed payment of such dividends.

        A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of Denison Shares unless (i) the Denison Shares constitute "taxable Canadian property" of the Non-Resident Shareholder at the time of the disposition and (ii) the Non-Resident Shareholder is not exempt from taxation in Canada on the disposition of the Denison Shares under the terms of an applicable tax treaty or convention. The circumstances in which Denison Shares may constitute taxable Canadian property and the implications to a Non-Resident Shareholder of Denison Shares constituting taxable Canadian property will generally be the same as discussed above in respect of the Shares under the subheading "Non-Residents of Canada — Exchange of Shares for Denison Shares Pursuant to the Offer".

20.   Certain United States Federal Income Tax Considerations

        UNITED STATES TREASURY DEPARTMENT CIRCULAR 230 NOTICE: TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF UNITED STATES FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR OR IN ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON THEM UNDER THE UNITED STATES INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) SHAREHOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following is a summary of certain material U.S. federal income tax consequences of the disposition of Shares and SRP Rights by a U.S. Shareholder (as defined below) pursuant to the Offer and the ownership and disposition of Denison Shares received pursuant to the Offer. This summary is limited to persons that hold their Shares and SRP Rights and that will hold their Denison Shares as "capital assets" within the meaning of section 1221 of the Code. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to the disposition of Shares and SRP Rights or the ownership and disposition of Denison Shares by particular investors, and it does not address state, local, U.S. estate or gift tax, or non-U.S. or other tax laws. This summary also does not address tax considerations applicable to investors that own (or will own after the consummation of the Offer), directly or indirectly, actually or constructively, 10% or more, by voting power or value, of Rockgate or Denison, nor does this summary discuss all of the U.S. tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as U.S. expatriates, financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold or will hold the Shares and SRP Rights or Denison Shares as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, investors whose functional currency is not the U.S. dollar or persons who acquired their Shares and SRP Rights through the exercise of stock options or otherwise as compensation). The discussion does not address the U.S. federal income tax consequences to holders of Options or Warrants. U.S. Shareholders are urged to consult their own tax advisors

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with respect to the U.S. federal, state and local income taxes, U.S. estate and gift tax, and non-U.S. tax consequences to their particular situations of the Offer or other transactions described in Section 9 of the Circular, "Acquisition of Shares Not Deposited".

        As used herein, the term "U.S. Shareholder" means a beneficial owner of Shares and SRP Rights that is (a) a citizen or resident alien of the United States for U.S. federal income tax purposes, (b) a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any State thereof or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has a valid election in effect to be treated as a domestic trust for U.S. federal income tax purposes. As used herein, the term "Non-U.S. Shareholder" means a beneficial owner of Shares that is not a U.S. Shareholder and that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust.

        This summary does not address the U.S. federal income tax consequences applicable to Non-U.S. Shareholders arising from the Offer or the ownership or disposition of Denison Shares received pursuant to the Offer. Accordingly, a Non-U.S. Shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the Offer and the ownership and disposition of Denison Shares received pursuant to the Offer.

        The U.S. federal income tax treatment of a partner in a partnership (or an owner of a pass-through entity) that holds or will hold Shares and SRP Rights or Denison Shares will depend on the status of the partner (or other owner) and the activities of the partnership (or pass-through entity). U.S. Shareholders that are partnerships or other pass-through entities should consult their own tax advisors concerning the U.S. federal income tax consequences to the entity and to its equity owners of the disposition of Shares and SRP Rights and the ownership and disposition of Denison Shares received pursuant to the Offer.

        This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings, the Convention and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. No ruling will be requested from the Internal Revenue Service (the "IRS") regarding the tax consequences of the Offer and there can be no assurance that the Internal Revenue Service will agree with the discussion set out below.

        THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF DISPOSING OF THE SHARES AND SRP RIGHTS PURSUANT TO THE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE DENISON SHARES RECEIVED PURSUANT TO THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE AND LOCAL INCOME TAXES, NON-U.S., ESTATE AND GIFT, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Potential Treatment of Rockgate as a PFIC

        Certain adverse U.S. federal income tax rules may apply to a U.S. Shareholder that owns or disposes of shares in a non-U.S. corporation that is treated as a passive foreign investment company ("PFIC").

        Certain potential adverse U.S. federal income tax consequences if Rockgate is or has been a PFIC are discussed below under "— Passive Foreign Investment Company Considerations." If Rockgate is, or has been, a PFIC, the adverse U.S. federal income tax consequences described below may be mitigated if the U.S. Shareholder properly and timely made a valid qualified electing fund ("QEF") or mark-to-market election

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with respect to its Shares. As discussed more fully below under "— Passive Foreign Investment Company Considerations," Rockgate may have been a PFIC in prior taxable years and may be a PFIC for the current taxable year; however, the determination of whether or not Rockgate is a PFIC is based on the application of complex U.S. federal income tax rules, and Denison has not made a determination of whether Rockgate is or has been a PFIC.

Disposition of Shares and SRP Rights Pursuant to the Offer

        The determination of whether the Offer will qualify as a tax-deferred "reorganization" within the meaning of section 368(a) of the Code (a "Reorganization") depends on the resolution of complex issues and facts, some of which will not be known until the closing of the Offer and Compulsory Acquisition or Subsequent Acquisition Transaction, and as a result, it is uncertain as to whether the Offer will qualify as a Reorganization or a fully taxable transaction. Denison has not determined how any Subsequent Acquisition Transaction will be structured, and as of the date of this Circular, Denison does not expect that the U.S. federal income tax consequences to U.S. Shareholders will be a significant factor in determining the structure of any such Subsequent Acquisition Transaction. As described in detail below, even if the Offer qualifies as a Reorganization, the PFIC rules may require a U.S. Shareholder to fully recognize gain (but not loss) if Rockgate is considered a PFIC with respect to a particular U.S. Shareholder. All U.S. Shareholders should consult their own tax advisors regarding the specific U.S. federal income tax consequences of the Offer that are applicable to them.

Tax Consequences if the Offer Qualifies as a Reorganization

        If the Offer qualifies as a Reorganization, and the PFIC rules discussed below do not apply, then the following U.S. federal income tax consequences will result for U.S. Shareholders: (a) no gain or loss will be recognized by a U.S. Shareholder on the exchange of Shares and SRP Rights for Denison Shares pursuant to the Offer; (b) the tax basis of a U.S. Shareholder in the Denison Shares acquired in exchange for Shares and SRP Rights pursuant to the Offer will be equal to such U.S. Shareholder's tax basis in the Shares and SRP Rights exchanged; (c) the holding period of a U.S. Shareholder for the Denison Shares acquired in exchange for Shares and SRP Rights pursuant to the Offer will include such U.S. Shareholder's holding period for such Shares and SRP Rights; and (d) U.S. Shareholders who exchange Shares and SRP Rights for Denison Shares pursuant to the Offer generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the tax year in which the Offer occurs, and to retain certain records related to the Offer.

        Notwithstanding the foregoing, U.S. Shareholders that will own directly or indirectly, actually or constructively, 5% or more of the vote or value of Denison immediately following the exchange of Shares and SRP Rights for Denison Shares may be required to enter into a five-year gain recognition agreement (a "GRA") under Section 367(a) of the Code with the IRS with respect to the transferred Shares and SRP Rights in order to qualify for non-recognition of gain as described above. U.S. Shareholders that may own 5% or more of the vote or value of Denison immediately following the exchange should consult their own tax advisors regarding the specific U.S. federal income tax consequences of the Offer, including the effects of entering into a GRA.

Treatment of the Offer as a Taxable Transaction

        If the Offer does not qualify as a Reorganization for U.S. federal income tax purposes, subject to the PFIC rules discussed below, upon a disposition of Shares and SRP Rights in the Offer, a U.S. Shareholder generally will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (a) the amount realized on the disposition and (b) the U.S. Shareholder's adjusted tax basis in the Shares and SRP Rights sold in the Offer. This capital gain or loss will be long-term capital gain or loss if the U.S. Shareholder's holding period in the Shares and SRP Rights exceeds one year. The amount realized on the disposition by a U.S. Shareholder will be the fair market value (in U.S. dollars) of Denison Shares received. A U.S. Shareholder's adjusted tax basis in a Share and SRP Right will generally be its U.S. dollar cost. The tax basis of a Share and SRP Right that are purchased by a cash basis U.S. Shareholder (or an accrual basis

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U.S. Shareholder that so elects) with foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase, or the settlement date for the purchase. Such an election by an accrual basis U.S. Shareholder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

        Any gain or loss recognized on the disposition of the Shares and SRP Rights (as described above) will generally be U.S. source. Therefore, a U.S. Shareholder may have insufficient foreign source income to utilize foreign tax credits attributable to any Canadian withholding tax imposed on a disposition. U.S. Shareholders should consult their own tax advisors as to the availability of and limitations on any foreign tax credit attributable to this Canadian withholding tax.

Disposition of Shares and SRP Rights Not Pursuant to the Offer

Disposition of Shares and SRP Rights Pursuant to a Compulsory Acquisition

        As described under Section 9 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition," Denison may, in certain circumstances, acquire Shares and SRP Rights not deposited under the Offer pursuant to a Compulsory Acquisition. The tax consequences to a U.S. Shareholder of a disposition of Shares and SRP Rights pursuant to a Compulsory Acquisition generally will be as described under the heading "— Disposition of Shares and SRP Rights Pursuant to the Offer." If, however, pursuant to a Compulsory Acquisition, the Court orders Denison to buy Shares and SRP Rights from a Dissenting Offeree that is a U.S. Shareholder at a price different than that set forth in the Offer, the tax consequences to such U.S. Shareholder may be different than those discussed above. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder. U.S. Shareholders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Shares and SRP Rights acquired pursuant to a Compulsory Acquisition.

Disposition of Shares and SRP Rights Pursuant to a Compelled Acquisition

        As described under Section 9 of the Circular, "Acquisition of Shares Not Deposited — Compelled Acquisition," a U.S. Shareholder may, in certain circumstances, have the right to require Denison to purchase such U.S. Shareholder's Shares and SRP Rights pursuant to a Compelled Acquisition for the same price and on the same terms contained in the Offer. The tax consequences to a U.S. Shareholder of a disposition of Shares and SRP Rights pursuant to a Compelled Acquisition generally will be as described under the heading "— Disposition of Shares and SRP Rights Pursuant to the Offer." U.S. Shareholders should consult their own tax advisors for advice with respect to the U.S. federal income tax consequences to them of having their Shares and SRP Rights acquired pursuant to a Compelled Acquisition.

Disposition of Shares and SRP Rights Pursuant to a Subsequent Acquisition Transaction

        If Denison is unable to effect a Compelled Acquisition or if Denison elects not to proceed with a Compulsory Acquisition, then Denison may propose a Subsequent Acquisition Transaction as described in Section 9 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction." The U.S. federal income tax consequences resulting therefrom will depend upon the manner in which the transaction is carried out. U.S. Shareholders should consult their own tax advisors with respect to the income tax consequences to them of having their Shares and SRP Rights acquired pursuant to a Subsequent Acquisition Transaction. This summary does not describe the tax consequences of any such transaction to a U.S. Shareholder.

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Passive Foreign Investment Company Considerations

        In general, Rockgate would be a PFIC for any taxable year if, for such taxable year, 75% or more of its gross income constituted "passive income" (the "income test") or 50% or more of the value of its assets (based on an average of the quarterly value of the assets during the taxable year) is attributable to assets that produced, or were held for the production of, passive income (the "asset test"). "Passive income" generally includes, among other things, dividends, interest, certain royalties, rents, gains from commodities transactions (unless an active commodities business exception applies), gains from securities transactions, and gains from the sale or exchange of property that gives rise to passive income. For purposes of the PFIC income and asset tests described above, if Rockgate owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Rockgate will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

        According to Rockgate's recent public filings contained on SEDAR, and based on past and current operations and financial projections, Rockgate may have been a PFIC in prior taxable years and may be a PFIC for the current taxable year. The determination of whether or not Rockgate is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Denison has not made a determination of whether Rockgate is or has been a PFIC. In addition, there can be no assurance that the IRS will not challenge a determination made with respect to Rockgate concerning its PFIC status.

        Absent application of the "PFIC-for-PFIC Exception" discussed below, if Rockgate is or has been a PFIC during any year in which a U.S. Shareholder held Shares and the U.S. Shareholder did not timely elect to be taxable currently on its pro rata share of Rockgate's earnings under the QEF rules (discussed below) or to be taxed on a "mark to market" basis with respect to its Shares (discussed below), special rules may increase such U.S. Shareholder's U.S. federal income tax liability with respect to the Offer. Under the default PFIC rules:

  •
  any gain (but not loss) realized by a U.S. Shareholder on the disposition of Shares pursuant to the Offer will be recognized for U.S. federal income tax purposes even if the Offer qualifies as a Reorganization as discussed above;

  •
  any gain on the sale, exchange or other disposition of Shares and any "excess distribution" (generally, any distribution to a Shareholder during a single taxable year that is greater than 125% of the average annual distributions made to such Shareholder during the three preceding taxable years or, if shorter, during its holding period for the Shares) will be allocated rateably over such U.S. Shareholder's holding period;

  •
  the amount allocated to the current tax year and any year prior to the first year in which Rockgate was classified as a PFIC will be taxed as ordinary income in the current year;

  •
  the amount allocated to each of the other tax years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

  •
  an interest charge for a deemed deferral benefit will be imposed with respect to the resulting tax attributable to each of the other tax years, which interest charge is not deductible by non-corporate U.S. Shareholders.

        In addition, if Rockgate is a PFIC and owns, directly or indirectly, shares of another foreign corporation that also is a PFIC, a disposition or deemed disposition of the shares of such other foreign corporation generally will be treated as an indirect disposition by a U.S. Shareholder, which generally will be subject to the PFIC rules.

        Given the adverse tax consequences if the PFIC rules apply, U.S. Shareholders are urged to consult their own tax advisors regarding the consequences of Rockgate being classified as a PFIC, including the manner in which the PFIC rules may affect the U.S. federal income tax consequences of the disposition of the Shares, and whether the Shareholder can or should make any of the special elections (described below) under the PFIC rules with respect to Rockgate.

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Qualified Electing Fund Election

        The adverse U.S. federal income tax consequences of owning shares of a PFIC (described above) generally may be mitigated if a U.S. Shareholder of the PFIC properly and timely made a valid QEF election with respect to the PFIC. Where a PFIC has been a QEF as to a U.S. Shareholder for each of its tax years, which includes any portion of the U.S. Shareholder's holding period, the U.S. Shareholder generally will not be subject to the PFIC rules described above with respect to such shares. Instead,

  •
  if the Offer qualifies as a Reorganization, under proposed U.S. Treasury Regulations, the Offer should not be treated as a taxable exchange, and the tax consequences to the U.S. Shareholder of a disposition of Shares pursuant to the Offer should generally be as described under the heading "— Disposition of Shares and SRP Rights Pursuant to the Offer — Tax Consequences if the Offer Qualifies as a Reorganization"; and

  •
  if the Offer does not qualify as a Reorganization, the U.S. Shareholder's gain on disposing of the PFIC shares is not attributed to earlier years and the U.S. tax is not increased by any interest charge; accordingly, a U.S. Shareholder making a timely and valid QEF election with respect to PFIC shares generally would recognize a capital gain or loss on the sale, exchange or other disposition of the shares.

Mark-to-Market Election

        In general, the adverse U.S. federal income tax consequences of owning shares of a PFIC (described above) also may be mitigated if a U.S. Shareholder of the PFIC properly and timely made a valid mark-to-market election with respect to such shares. A mark-to-market election may be made with respect to the shares of a PFIC if such shares are "regularly traded" on a "qualified exchange or other market" (within the meaning of the Code and the applicable Treasury Regulations).

        A U.S. Shareholder that makes a valid mark-to-market election, with respect to shares of a PFIC at the beginning of the U.S. Shareholder's holding period for such shares, generally will not be subject to the PFIC rules described above with respect to such shares. Instead,

  •
  if the Offer qualifies as a Reorganization, under proposed U.S. Treasury Regulations, the Offer should not be treated as a taxable exchange, and the tax consequences to the U.S. Shareholder of a disposition of Shares pursuant to the Offer should generally be as described under the heading "— Disposition of Shares and SRP Rights Pursuant to the Offer — Tax Consequences if the Offer Qualifies as a Reorganization"; and

  •
  if the Offer does not qualify as a Reorganization, any gain recognized upon a disposition of the Shares generally will be treated as ordinary income, and any loss recognized upon a disposition generally will be treated as an ordinary loss to the extent of net mark-to-market ordinary income recognized for all prior taxable years and any loss recognized in excess thereof will be taxed as a capital loss.

PFIC-for-PFIC Exception

        Notwithstanding the foregoing, if (i) the Offer qualifies as a Reorganization, (ii) Rockgate was classified as a PFIC for any tax year during which a U.S. Shareholder holds or held Shares, and (iii) Denison also qualifies as a PFIC for the tax year that includes the day after the Effective Date of the Offer, then proposed U.S. Treasury Regulations generally provide for Reorganization treatment to apply to such U.S. Shareholder's exchange of Shares for Denison Shares pursuant to the Offer (for a discussion of the general nonrecognition treatment of a Reorganization, see discussion above under the heading "— Disposition of Shares and SRP Rights Pursuant to the Offer — Tax Consequences if the Offer Qualifies as a Reorganization"). For purposes of this summary, this exception will be referred to as the "PFIC-for-PFIC Exception." In addition, in order to qualify for the PFIC-for-PFIC Exception, proposed U.S. Treasury Regulations require a U.S. Shareholder to report certain information to the IRS on Form 8621 together with such U.S. Shareholder's U.S. federal income tax return for the tax year in which the Offer occurs.

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Certain Tax Consequences of Holding Denison Shares Received in the Offer

Distributions

        If distributions are paid to U.S. Shareholders in a currency other than the U.S. dollar, such U.S. Shareholder will be treated as having received a distribution in an amount equal to the U.S. dollar value of the distribution at the time the distribution is made, in accordance with the exchange rate in effect on the date the distribution is properly included in income, and whether or not the other currency is converted into U.S. dollars at that time. Any gain or loss recognized by a U.S. Shareholder on a subsequent sale or exchange of the foreign currency will generally be United States source ordinary income or loss.

        Subject to the discussion under "— Status of Denison as a PFIC" below, the gross amount of any distribution (other than in liquidation) generally will be treated as a dividend to the extent paid out of Denison's current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, even though the U.S. Shareholder may receive only a portion of the gross amount after giving effect to the Canadian withholding tax as reduced by the Convention. Dividend income generally will be foreign source income and generally will be "passive category income" for U.S. foreign tax credit purposes. U.S. Shareholders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them. Dividend income on the Denison Shares held by certain non-corporate U.S. Shareholders, including individuals and certain estates and trusts, may be treated as "qualified dividend income," provided that the U.S. Shareholder satisfies the applicable holding period and other requirements with respect to the Denison Shares and that Denison is not a PFIC for the taxable year in which the dividend was paid or for the preceding taxable year. Qualified dividend income is subject to the same rates applicable to long-term capital gains. The reduced tax rate generally is available only with respect to dividends received from U.S. corporations and from non-U.S. corporations (a) that are eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Treasury Department determines to be satisfactory and that contains an exchange of information program, or (b) whose stock is readily tradable on an established securities market in the United States. However, the reduced tax rate is not available with respect to dividends received from a foreign corporation that was a PFIC (as discussed below) in either the taxable year of the distribution or the preceding tax year. A dividends received deduction may be allowed with respect to dividends paid by Denison. U.S. Shareholders are advised to consult their own tax advisors to determine the particular U.S. federal income tax treatment to them with respect to distributions taxed as dividends.

        A distribution on the Denison Shares made by Denison in excess of Denison's current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of a U.S. Shareholder's adjusted tax basis in the Denison Shares and, to the extent in excess of adjusted basis, as capital gain from the sale of a capital asset. See "— Sale or Other Disposition of Denison Shares" regarding the U.S. federal tax consequences of such capital gains.

        Under the Convention, Canada currently imposes withholding tax on distributions to residents of the United States entitled to benefit under the Convention at a rate of 15%. U.S. Shareholders generally will have the option of claiming the amount of any Canadian income taxes withheld either as a deduction from gross income or as a dollar-for-dollar credit against their U.S. federal income tax liability, subject to numerous complex limitations and restrictions which must be determined and applied on an individual basis by each shareholder. Accordingly, U.S. Shareholders should consult their own tax advisors concerning these rules in light of their particular circumstances.

Sale or other Disposition of Denison Shares

        Subject to the discussion found under "— Status of Denison as a PFIC" below, in general, if a U.S. Shareholder sells or otherwise disposes of Denison Shares in a taxable disposition, the U.S. Shareholder will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between (a) the amount realized on the disposition and (b) the U.S. Shareholder's adjusted tax basis in the Denison Shares sold. Any capital gain or loss recognized on the disposition will be long-term capital gain or loss if the U.S. Shareholder's holding period in the Denison Shares exceeds one year.

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        Any gain or loss will generally be U.S. source. Therefore, a U.S. Shareholder may have insufficient foreign source income to utilize foreign tax credits attributable to any Canadian withholding tax imposed on a disposition. U.S. Shareholders should consult their own tax advisors as to the availability of and limitations on any foreign tax credit attributable to any Canadian withholding tax.

        If a U.S. Shareholder receives foreign currency on a sale or disposition of its Denison Shares, the amount realized on a disposition of Denison Shares will be the U.S. dollar value of the foreign currency, as determined on the settlement date of such sale or other taxable disposition, based on the applicable foreign exchange rate on that date. On the settlement date, the U.S. Shareholder will recognize U.S. source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the U.S. dollar value of the cash received based on the exchange rates in effect on the date of disposition and the settlement date. However, in the case of Denison Shares traded on an established securities market that are sold by a cash basis U.S. Shareholder (or an accrual basis U.S. Shareholder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time.

        If a U.S. Shareholder is an accrual basis taxpayer and does not elect to be treated as a cash-basis taxpayer for this purpose, the U.S. Shareholder might have a foreign currency gain or loss for U.S. federal income tax purposes. Any gain or loss would be equal to the difference between the U.S. dollar value of the foreign currency received on the date of the sale or other disposition and on the date of payment, if these dates are considered to be different for U.S. federal tax purposes. Any currency gain or loss generally would be treated as U.S. source ordinary income or loss and would be in addition to the gain or loss, if any, recognized in the sale or other disposition.

Status of Denison as a PFIC

        The rules for determining whether an entity is considered a PFIC are described above in "— Passive Foreign Investment Company Considerations".

        The determination of PFIC status is fundamentally factual in nature, depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations, and generally cannot be determined until the close of the taxable year in question. As a result, Denison's status in the current and future years will depend on the composition of Denison's gross income, Denison's assets and activities in those years and the market capitalization of Denison as determined at the end of each calendar quarter, and there can be no assurance that Denison will or will not be considered a PFIC for any taxable year.

        If Denison is or will be treated as a PFIC for any taxable year during a U.S. Shareholder's holding period of Denison Shares, the tax consequences to a U.S. Shareholder of a disposition of its Denison Shares or a distribution with respect to its Denison Shares in such circumstances generally will be as described above in "— Passive Foreign Investment Company Considerations." A U.S. Shareholder's ownership of shares in a PFIC generally must be reported by filing Form 8621 with the U.S. Shareholder's annual U.S. federal income tax return. Every U.S. Shareholder that is a shareholder in a PFIC must file an annual report containing such information as may be required by the U.S. Department of the Treasury.

        Each U.S. Shareholder should consult its own tax advisor regarding the status of Denison as a PFIC, the possible effect of the PFIC rules on such holder, as well as the availability of any election that may be available to such holder to mitigate adverse U.S. federal income tax consequences of holding shares in a PFIC.

Additional Tax on Passive Income

        Non-corporate U.S. Shareholders with income that exceeds certain thresholds generally are subject to a 3.8% tax on unearned income, including, among other things, capital gains from the taxable disposition of Rockgate or Denison Shares and distributions with respect to Denison Shares, subject to certain limitations and exceptions. U.S. Shareholders should consult their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Rockgate or Denison Shares.

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Backup Withholding and Information Reporting

        Payments on the disposition of the Shares and SRP Rights, by a U.S. paying agent or other U.S. intermediary, will be reported to the IRS and to the U.S. Shareholder as may be required under applicable regulations. Backup withholding at a rate of 28% may apply to these payments if the U.S. Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns.

        Additionally, dividends paid with respect to Denison Shares and payments of the proceeds from a sale or other disposition of Denison Shares may be subject to backup withholding if the U.S. Shareholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Such dividends and proceeds may be subject to information reporting. Certain U.S. Shareholders are not subject to backup withholding.

        Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Shareholder's U.S. federal income tax liability, provided the required information is furnished to the IRS by filing a tax return. U.S. Shareholders are encouraged to consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

        Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Shareholders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. Shareholders that hold certain specified foreign financial assets in excess of certain threshold amounts must comply with certain reporting requirements. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any shares or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Shareholders may be subject to these reporting requirements unless their Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Shareholders should consult with their own tax advisors regarding the requirements of filing information returns.

21.   Shareholder Rights Plan

        Rockgate and Computershare Investor Services Inc., as rights agent, entered into a shareholder rights plan agreement dated June 16, 2008 governing the terms of the Shareholder Rights Plan. The following is a summary of certain provisions of the Shareholder Rights Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the provisions of the Shareholder Rights Plan. The shareholder rights plan agreement has been filed by Rockgate under its profile on SEDAR at www.sedar.com.

        Pursuant to the Shareholder Rights Plan and subject to its terms, Rockgate issued one right (an "SRP Right") in respect of each outstanding Share and authorized the issuance of one SRP Right in respect of each Share issued thereafter.

        The SRP Rights are attached to the Shares and are not exercisable until the "Separation Time", which is defined under the Shareholder Rights Plan to mean the close of business (Vancouver time) on the tenth Business Day (as defined in the Shareholder Rights Plan) after the earliest of: (a) the date of first public announcement or disclosure by Rockgate or an acquiring person that a person has become an acquiring person; and (b) the date of the commencement of, or first public announcement of the intent of any person to commence, a take-over bid other than a Permitted Bid or a Competing Permitted Bid (as defined in the Shareholder Rights Plan), or such earlier date as Rockgate's directors may determine.

        Until the Separation Time (or the earlier redemption, expiration or termination of the SRP Rights), the SRP Rights will be evidenced by the certificates representing the associated Shares and shall be transferable only together with, and shall be transferred by a transfer of, such associated Share. From and after the Separation Time, the SRP Rights are exercisable and the registration and transfer of the SRP rights will be separate from

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and independent of the Shares. Promptly after the Separation Time, separate certificates evidencing the SRP Rights will be mailed to holders of record of Shares as of the Separation Time (other than an Acquiring Person or in respect of any SRP Rights beneficially owned by an Acquiring Person).

        After the Separation Time, each SRP Right entitles the holder thereof to purchase one Share at $30.00 (the "SRP Exercise Price") (subject to adjustment in certain circumstances). Pursuant to the Shareholder Rights Plan, if a transaction or event (a "Flip-in Event") results in a person (other than certain exempt persons) becoming the Beneficial Owner (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Shares other than as a result of certain exempt transactions (including acquisitions pursuant to a Permitted Bid or Competing Permitted Bid) (an "Acquiring Person"), then, effective at the close of business (Vancouver time) on the tenth Business Day (as defined in the Shareholder Rights Plan) after the date of first public announcement by Rockgate or the Acquiring Person of facts indicating that the Acquiring Person has become such, each SRP Right constitutes the right to purchase from Rockgate upon exercise thereof that number of Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the SRP Exercise Price for a cash amount equal to the SRP Exercise Price, subject to adjustment in certain circumstances (thereby effectively creating the right to purchase Shares at a 50% discount). However, SRP Rights held by an Acquiring Person, or certain parties related to an Acquiring Person or acting jointly or in concert with an Acquiring Person and certain transferees, become void upon the occurrence of a Flip-in Event. The result would be to significantly dilute the shareholdings of any such acquirer. "Market Price" per security for a security on any date means the average of the daily closing prices per security for such security on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date (subject to adjustment in certain circumstances).

        The Shareholder Rights Plan contains exemptions in relation to certain types of transactions, including Permitted Bids. A "Permitted Bid" is a take-over bid which, among other things, is made to all Shareholders of record, remains open for at least 60 days and provides that no Shares may be taken up unless more than 50% of the aggregate of the then outstanding Shares held by Independent Shareholders (meaning the holders of Shares other than certain persons, including any Acquiring Person, any offeror, any affiliate or associate of any Acquiring Person or offeror and any person acting jointly or in concert with any such Acquiring Person, offeror, affiliate or associate) have been deposited and not withdrawn. Once this condition has been satisfied, the offeror under a Permitted Bid must make a public announcement of that fact and extend the bid for a period of not less than ten days from the date of such public announcement.

        The board of directors of Rockgate has the discretion, prior to the occurrence of a Flip-in Event to waive the application of the plan to such Flip-in Event, provided that such waiver shall be deemed to constitute a waiver of the application of the plan to any other Flip-in Event which may arise in respect of any take-over bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the Flip-in Event (i.e. the Mega Uranium Arrangement). Under the Mega Uranium Arrangement Agreement, Rockgate has covenanted that it will waive the application of Section 3.1 of the SRP such that the Mega Uranium Arrangement constitutes an "Exempt Acquistion" thereunder. Rockgate stated in a press release dated September 17, 2013 that the Rockgate Board has waived the application of the Shareholder Rights Plan to the Mega Uranium Agreement. Denison is of the view that, as a consequence, under the terms of the Shareholder Rights Plan, it is also waived with respect to the Offer.

        The Offer is not a Permitted Bid for the purposes of the Shareholder Rights Plan. Denison's obligation to take up and pay for Shares under the Offer is conditional upon the Shareholder Rights Plan having been waived, suspended, or otherwise rendered inoperative or ineffective as regards to the Offer. See Section 4 of the Offer, "Conditions of the Offer".

22.   Other Matters Related to the Offer

Depositary

        Computershare Investor Services Inc. has been retained by Denison to act as the Depositary to receive deposits of certificates and DRS Advices representing Shares and accompanying Letters of Transmittal

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deposited under the Offer at its office in Toronto, Ontario specified in the Letter of Transmittal. The Depositary will also receive deposits of Notices of Guaranteed Delivery at its office in Toronto, Ontario specified in the Notice of Guaranteed Delivery. In addition, the Depositary will receive documentation at its office in Toronto, Ontario specified in the Letter of Transmittal in relation to Shareholders accepting the Offer through book-entry transfer. The Depositary will also be responsible for giving certain notices, if required by applicable Laws, and for making payment for all Shares purchased by Denison under the Offer. The Depositary will receive reasonable and customary compensation from Denison for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith. Contact information for the Depositary is provided on the back cover of this document.

Information Agent

        Laurel Hill Advisory Group has been retained by Denison to act as the Information Agent to provide a resource for information for Shareholders in connection with the Offer. The Information Agent will receive reasonable and customary compensation from Denison for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith. Contact information for the Information Agent is provided on the back cover of this document.

Financial Advisor and Soliciting Dealer Group

        Haywood has been retained to act as financial advisor to Denison with respect to the Offer.

        Denison reserves the right to form a soliciting dealer group (the "Soliciting Dealer Group") comprised of members of the Investment Industry Regulatory Organization of Canada and members of Canadian stock exchanges (each, a "Soliciting Dealer") to solicit acceptances of the Offer from persons resident in Canada. If Denison decides to make use of the services of a Soliciting Dealer, Denison may pay such Soliciting Dealer a fee customary for such services for each Share deposited and taken up by Denison under the Offer (other than Shares held by a member of a Soliciting Dealer Group for its own account). Denison may require Soliciting Dealers to furnish evidence of the beneficial ownership satisfactory to it at the time of deposit.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Shares directly with the Depositary. However, an investment advisor, stockbroker, bank, trust company or other nominee through whom a Shareholder owns Shares may charge a fee to tender Shares on behalf of the Shareholder. Shareholders should consult their investment advisor, stockbroker, bank, trust company or other nominee, as applicable, to determine whether any charges will apply.

Legal Matters

        Certain legal matters on behalf of Denison will be passed upon by, and the opinions contained under Section 19 of the Circular, "Certain Canadian Federal Income Tax Considerations" have been provided by, Cassels, Vancouver, British Columbia, Canadian counsel to Denison. Certain legal matters on behalf of Denison will also be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, U.S. counsel to Denison.

Experts

        As at the date of the Offer, the partners and associates of Cassels beneficially own, directly or indirectly, less than 1% of the securities of each of Denison, Rockgate and their respective associates and affiliates.

        The audited consolidated financial statements of Denison as at and for each of the years ended December 31, 2012 and 2011 and related notes incorporated by reference herein have been audited by PricewaterhouseCoopers LLP, Independent Registered Chartered Accountants, Licensed Public Accountants,

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who are independent with respect to Denison within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

        The audited consolidated financial statements of Fission Energy Corp. as at and for the years ended June 30, 2012 and 2011 and related notes set out in the Amended and Restated Business Acquisition Report dated September 9, 2013 of Denison incorporated by reference herein have been audited by Ernst & Young LLP, Independent Registered Chartered Accountants, Licensed Public Accountants, who were independent with respect to Fission Energy Corp. within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

        The scientific and technical information in the Offer and Circular and the documents incorporated by reference herein has been reviewed and approved by Steve Blower, P.Geo., Denison's Vice President, Exploration and Terry Wetz, P.E., Denison's Vice President, Project Development, who are Qualified Persons under NI 43-101 and officers of Denison. As at the date of the Offer, each individual beneficially owned, directly or indirectly, less than 1% of the securities of each of Denison, Rockgate and their respective associates and affiliates.

23.   Stock Exchange Listing Application

        The TSX has granted conditional listing approval for the Denison Shares issuable under the Offer, subject to completion and delivery of customary documentation to the TSX, and Denison has applied to list the Denison Shares issuable under the Offer on the NYSE MKT. Such listings will be subject to Denison fulfilling all of the listing requirements of the TSX and the NYSE MKT.

24.   Documents Incorporated by Reference

        The following documents, filed by Denison with the various securities commissions or similar authorities in Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and Circular:

  (a)
  Material Change Report of Denison dated and filed on SEDAR January 16, 2013;

  (b)
  Material Change Report of Denison dated and filed on SEDAR January 17, 2013;

  (c)
  Material Change Report of Denison dated and filed on SEDAR March 15, 2013;

  (d)
  audited consolidated financial statements of Denison as at and for the years ended December 31, 2012 and 2011 and related notes, together with the independent registered chartered accountants' report thereon, filed on SEDAR on March 7, 2013;

  (e)
  Management's Discussion and Analysis for the audited consolidated financial statements of Denison as at and for the years ended December 31, 2012 and 2011, filed on SEDAR on March 7, 2013;

  (f)
  Annual Information Form of Denison for the financial year ended December 31, 2012, dated March 13, 2013 and filed on SEDAR on March 15, 2013;

  (g)
  Management Information Circular of Denison dated March 20, 2013, prepared in connection with Denison's annual meeting of shareholders held on May 9, 2013, filed on SEDAR on April 9, 2013;

  (h)
  unaudited interim condensed consolidated financial statements of Denison as at and for the interim period ended June 30, 2013 and 2012 and related notes, filed on SEDAR on August 8, 2013;

  (i)
  Management's Discussion and Analysis for the unaudited interim condensed consolidated financial statements of Denison as at and for the interim period ended June 30, 2013 and 2012, filed on SEDAR on August 8, 2013; and

  (j)
  Amended and Restated Business Acquisition Report filed pursuant to Part 8 of National Instrument 51-102 of the Canadian Securities Administrators regarding the acquisition, effective April 26, 2013, of Fission Energy Corp., dated and filed on SEDAR on September 9, 2013.

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        Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Denison at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2, telephone (416) 979-1991, extension 366, and are also available electronically on SEDAR at www.sedar.com.

        Any documents of the type referred to above (excluding confidential material change reports), and any business acquisition reports, filed by Denison with the securities commissions or similar authorities in each jurisdiction of Canada in which Denison is a reporting issuer subsequent to the date of the Offer and Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Any statement contained in the Offer and Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Offer and Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that was required to be stated or that was necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Offer and Circular.

25.   Registration Statement Filed with the SEC

        A registration statement on Form F-8 under the U.S. Securities Act, which covers the Denison Shares to be issued pursuant to the Offer and includes the Offer and Circular, has been filed with the SEC. The registration statement, including exhibits, is available to the public free of charge at the SEC's website at www.sec.gov. The following documents have been filed with the SEC as exhibits to the registration statement: the Letter of Transmittal; the Notice of Guaranteed Delivery; the Lock-Up Agreements; the documents referred to in Section 24 of the Circular, "Documents Incorporated by Reference"; the consent of Cassels; the consents of PricewaterhouseCoopers LLP and Ernst & Young LLP; the consents of certain experts, engineers and geologists; and the powers of attorney from directors and certain officers of Denison.

26.   Statutory Rights

        Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

27.   Directors' Approval

        The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the Shareholders has been authorized, by the board of directors of Denison.

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 APPENDIX A

DISSIDENT CIRCULAR INFORMATION

        In connection with its Offer for the issued and outstanding Shares of Rockgate, Denison may engage in activities that could be construed as a "solicitation" of proxies within the meaning of National Instrument 51-102 — Continuous Disclosure Obligations ("51-102"). This Appendix A provides supplemental information which, when combined with the information in the Offer and Circular, constitutes the disclosure required by 51-102F5. Terms used in this Appendix A have the same respective meanings as in the Offer and Circular.

NOTICE TO U.S. SHAREHOLDERS

        This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the Offer and Circular and this Appendix A have been prepared in accordance with disclosure requirements applicable in Canada. Shareholders resident in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

DISSIDENT INFORMATION CIRCULAR

        This Appendix A dated September 19, 2013, and any further supplements or amendments and restatements hereof or thereof (together, the "Appendix") is furnished in connection with the solicitation by and on behalf of Denison of proxies to be used at the special meeting (the "Meeting") of Shareholders of Rockgate (the "Company") scheduled to be held on Wednesday, September 25, 2013 at 10:00 a.m. (Vancouver Time), at 595 Burrard Street, Suite 2600, Vancouver, British Columbia, and at any adjournments or postponements thereof, for the purposes set forth in the Notice of Meeting forwarded to shareholders and accompanying the Management Circular referred to below.

        The solicitation of proxies is made by Denison and is not made by or on behalf of management of the Company ("Management"). Rockgate has previously caused to be forwarded to its shareholders a management information circular dated August 26, 2013 (the "Management Circular") and a form of proxy (the "Management Proxy"). For a description of the revocability of a previously submitted Management Proxy please refer to the Management Circular. Although Denison has no current intention of furnishing Shareholders with its own form of proxy for use at the Meeting it reserves the right to circulate its own form of proxy at a later date. A Shareholder has the right to appoint a person (who need not be a Shareholder) to represent them at the Meeting other than the persons designated in the Management Proxy (or such other form of proxy provided in connection with the Meeting) to represent the Shareholder at the Meeting. To exercise this right, the Shareholder should strike out the name of the designees in the form of proxy and insert the name of the desired representative in the blank space provided in the form of proxy or submit another appropriate form of proxy. Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.

        Solicitations will be made primarily by telephone at a nominal cost. Denison will assume all costs incurred by it in connection with the solicitation of proxies to be voted at the Meeting. Any solicitation will be made by Denison directly or by the Information Agent on its behalf.

        Denison is sending the Offer and Circular to non-objecting beneficial owners pursuant to National Instrument 54-101 — Communication With Beneficial Owners.

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 PURPOSE OF SOLICITATION

        The purpose of the solicitation of proxies by and on behalf of Denison is to seek your vote AGAINST the proposed plan of arrangement between Rockgate and Mega Uranium (the "Mega Uranium Arrangement") to be considered by Shareholders at the Meeting. Denison has made an Offer to acquire all of Rockgate's outstanding shares (the "Competing Transaction") as described in the Offer and Circular to which this Appendix is attached. The Competing Transaction is subject to several conditions including that the Mega Uranium Arrangement Agreement has been terminated on terms satisfactory to Denison.

REASONS FOR SOLICITATION — MATTERS TO BE ACTED UPON

        To Denison's knowledge the only matter to be acted upon at the Meeting is the approval of the Mega Uranium Arrangement. A full description of all matters to be acted upon at the Meeting is found in the Management Circular previously sent to its shareholders by Rockgate.

RECOMMENDATION TO SHAREHOLDERS

        Denison recommends that Shareholders vote AGAINST the Mega Uranium Arrangement using the Management Proxy. Denison believes that the Competing Transaction is a superior alternative to the Mega Uranium Arrangement and provides better value to Shareholders when compared to the Mega Uranium Arrangement for the reasons described in the Offer and Circular to which this Appendix is attached. Shareholders should vote against the Mega Uranium Arrangement by checking the box under the word "Against" on the form of proxy or voting information form or voting AGAINST in the manner that has been furnished to them by Rockgate. It is important that shareholders complete the form of proxy or voting information form correctly as, if no choice is shown on the form of proxy or voting information form Shareholders will be deemed to have voted in favor of the Mega Uranium arrangement.

 SHAREHOLDERS ENTITLED TO VOTE

        The Company has fixed August 21, 2013 as the record date (the "Record Date") for the purposes of determining holders of Shares entitled to receive notice of an to vote at the Meeting. The right to vote at the Meeting is limited to holders of Shares of record as at the close of business on the Record Date.

        According to the Management Circular, there were 116,897,470 Shares outstanding as of the Record Date. In determining the number of outstanding Shares, Denison has relied exclusively on the disclosure set out in the Management Circular.

        Except as set forth below, information regarding the beneficial ownership control or direction over shares is not within the knowledge of Denison. For this information please refer to the Management Circular.

        Based on publicly available information, as of the Record Date, Denison believes that Sprott Asset Management L.P. owned an aggregate of 17,587,402 Shares, representing approximately 15.2% of the issued and outstanding Shares of Rockgate.

INTERESTS IN MATERIAL TRANSACTIONS AND MATTERS TO BE ACTED UPON AT THE MEETING

        Except as otherwise disclosed in the Offer and Circular and this Appendix, to the knowledge of Denison, neither Denison nor its directors, officers, associates or affiliates has:

  •
  Any material interest, direct or indirect, in any transaction since the beginning of the Company's most recently completed financial year or in any proposed transaction that has materially affected or would materially affect the Company or any of its subsidiaries; or

  •
  Any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter currently known to be acted upon at the meeting.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

 INFORMATION CONTAINED IN THIS APPENDIX

        Except as otherwise indicated herein, the information concerning Rockgate contained in this Appendix and in the Offer and Circular has been taken from or is based upon publicly available information filed with Canadian securities regulators and other public sources available as at September 18, 2013. Rockgate has not reviewed this Appendix or the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of Rockgate contained therein or herein. Neither Denison, nor any person acting jointly or in concert with Denison, nor any of the directors or officers of Denison or such persons, assumes any responsibility for the accuracy or completeness of such information or any failure by Rockgate to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Denison or such persons. Except as otherwise indicated herein, Denison has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from publicly available information regarding Rockgate or whether there has been any failure by Rockgate to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information.

INFORMATION REGARDING THE COMPANY

        Additional information relating to the Company, including its Annual Information Form and the Management Circular, is filed with Canadian Securities Administrators. This information can be accessed through SEDAR at www.sedar.com.

TENDER YOUR SHARES TODAY
THE OFFER IS OPEN FOR ACCEPTANCE UNTIL 4:00 P.M. (TORONTO TIME) ON OCTOBER 25, 2013

 The Depositary for the Offer is:

Computershare Investor Services Inc.

By Mail	By Registered Mail, by Hand or by Courier

Computershare Investor Services Inc. PO Box 7021 31 Adelaide Street E. Toronto ON M5C 3H2 Attention: Corporate Actions	Computershare Investor Services Inc. 100 University Ave., 8th Floor Toronto ON M5J 2Y1 Attention: Corporate Actions

The Information Agent for the Offer is:

Laurel Hill Advisory Group
Toll-Free Phone: 1-877-452-7184
Outside of North America Phone: 1-416-304-0211
Facsimile: 1-416-646-2415
E-mail: assistance@laurelhill.com

Any questions or requests for assistance or additional copies of the Offer and Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Depositary or the Information Agent. Shareholders may also contact their investment advisor, stockbroker, bank, trust company or other nominee for assistance concerning the Offer.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS

Indemnification

        As permitted by the Ontario Business Corporations Act, the Registrant's Bylaws provide that the Registrant will indemnify its directors and officers and any former directors or officers of the Registrant or persons who act or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of the Registrant or such body corporate, if,

  (a)
  he or she acted honestly and in good faith with a view to the best interests of the Registrant; and

  (b)
  in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

        The Ontario Business Corporations Act also provides, and the Registrant's Bylaws permit, that, with the approval of the court, such persons may also be indemnified by the Registrant in respect of an action by or on behalf of the Registrant or any such body corporate to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or officer of the Registrant or such body corporate. Generally, any director or officer who is entitled to an indemnity may also be indemnified by the Registrant for all of his or her costs, charges and expenses reasonably incurred in defending his or her position, if he or she was substantially successful in his or her defense and fulfills the conditions in clauses (a) and (b) above.

        The Registrant maintains liability insurance for its directors and officers acting in their respective capacities in an aggregate amount of Cdn$20,000,000, subject to the following deductibles: (a) Cdn$250,000 per occurrence; (b) Cdn$250,000 for a loss due to a claim under applicable Canadian securities laws; and (c) $250,000 for a loss due to a claim under applicable U.S. securities laws. The premium paid by the Registrant in 2012 for this coverage was Cdn$155,530 for the period from November 1, 2012 to November 1, 2013. No amounts were paid by individual directors and officers for this coverage.

        In addition, the Registrant has entered into separate Indemnity Agreements with each of its officers and directors, which Agreements provide for indemnification of the director or officer against certain judgments, penalties, fines and expenses incurred by each such officer or director in connection with certain threatened, pending or completed investigations, inquiries, hearings, actions or proceedings.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

        The above discussion of the Registrant's Bylaws and Ontario law is not intended to be exhaustive and is qualified in its entirety by such Bylaws, the Registrant's Certificate of Incorporation and Ontario Law.

EXHIBITS

Exhibit Number	Description
2.1	Letter of Transmittal dated September 19, 2013
2.2	Notice of Guaranteed Delivery dated September 19, 2013
2.3	Lock Up Agreement between the Registrant and JP Morgan Asset Management (UK) Limited
2.4	Lock Up Agreement between the Registrant and New City Energy Limited
2.5	Lock Up Agreement between the Registrant and Geiger Counter Limited
2.6	Lock Up Agreement between the Registrant and City Natural Resources High Yield Trust plc
2.7	Lock Up Agreement between the Registrant and Sprott Asset Management USA Inc.
2.8	Lock Up Agreement between the Registrant and Resource Capital Investment Corp., General Partner
2.9	Lock Up Agreement between the Registrant and Sprott Asset Management LP
3.1

Annual Information Form for the year ended December 31, 2012 (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.2

Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2012 and 2011 and for each of the years in the two year period ended December 31, 2012 and the Auditors' Report thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.3

Management's Discussion and Analysis of Financial Position and Operating Results for the years ended December 31, 2012 and 2011 (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.4

Management Information Circular for the Registrant's annual meeting of shareholders held on May 9, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on April 18, 2013)

3.5

Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three and six months ended June 30, 2013 and 2012 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2013)

3.6

Management's Discussion and Analysis of Financial Position and Operating Results for the three and six months ended June 30, 2013 and 2012 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2013)

3.7

Material Change Report of the Registrant dated January 16, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on January 17, 2013)

3.8	Material Change Report of the Registrant dated January 17, 2013
3.9	Material Change Report of the Registrant dated March 15, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 25, 2013)
3.10

Amended and Restated Business Acquisition Report of the Registrant regarding the acquisition, effective April 26, 2013, of Fission Energy Corp., dated September 9, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on September 10, 2013)

4.1	Consent of PricewaterhouseCoopers LLP
4.2	Consent of Ernst & Young LLP

Exhibit Number	Description
4.3	Consent of Cassels, Brock & Blackwell LLP
4.4	Consent of Steve Blower, P. Geo
4.5	Consent of Terry V. Wetz, P.E.
4.6	Consent of Roscoe Postle Associates Inc.
4.7	Consent of Leo R. Hwozdyk, P.Eng.
4.8	Consent of Thomas C. Pool, P.E.
4.9	Consent of Neil N. Gow, P.Geo.
4.10	Consent of Richard E. Routledge, M.Sc., P.Geo.
4.11	Consent of James W. Hendry, P.Eng.
4.12	Consent of Luke Evans, M.Sc., P.Eng.
4.13	Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.
4.14	Consent of Michel Dagbert, P.Eng.
4.15	Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG
4.16	Consent of Mark B. Mathisen, B.Sc., P.G.
4.17	Consent of William E. Roscoe, Ph.D.,.Eng.
4.18	Consent of CSA Global (UK) Ltd.
4.19	Consent of SGS Geostat Ltd.
5.1	Powers of Attorney (included on the signature page of this Registration Statement).

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings

        Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

        Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process

        Concurrent with the filing of this Registration Statement, the Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

        Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toronto in the Province of Ontario, Canada, on September 19, 2013.

DENISON MINES CORP.
By:	/s/ Ronald F. Hochstein Name: Ronald F. Hochstein Title: President and Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below hereby constitutes and appoints Ronald F. Hochstein and David D. Cates, and each of them, any of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ronald F. Hochstein Ronald F. Hochstein	President, Chief Executive Officer and Director (Principal Executive Officer)	September 19, 2013
/s/ David D. Cates David D. Cates	Vice President Finance, Tax and Chief Financial Officer (Principal Financial and Accounting Officer)	September 19, 2013
Eun Ho Cheong	Director
/s/ John H. Craig John H. Craig	Director	September 19, 2013
/s/ W. Robert Dengler W. Robert Dengler	Director	September 19, 2013
/s/ Brian D. Edgar Brian D. Edgar	Director	September 19, 2013
/s/ Lukas H. Lundin Lukas H. Lundin	Chairman of the Board of Directors	September 19, 2013
/s/ William A. Rand William A. Rand	Director	September 12, 2013
/s/ Catherine J. G. Stefan Catherine J. G. Stefan	Director	September 19, 2013

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, as amended, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Denison Mines Corp. in the United States, in the City of Newark, State of Delaware, on September 19, 2013.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director

EXHIBITS

Exhibit Number	Description
2.1	Letter of Transmittal dated September 19, 2013
2.2	Notice of Guaranteed Delivery dated September 19, 2013
2.3	Lock Up Agreement between the Registrant and JP Morgan Asset Management (UK) Limited
2.4	Lock Up Agreement between the Registrant and New City Energy Limited
2.5	Lock Up Agreement between the Registrant and Geiger Counter Limited
2.6	Lock Up Agreement between the Registrant and City Natural Resources High Yield Trust plc
2.7	Lock Up Agreement between the Registrant and Sprott Asset Management USA Inc.
2.8	Lock Up Agreement between the Registrant and Resource Capital Investment Corp., General Partner
2.9	Lock Up Agreement between the Registrant and Sprott Asset Management LP
3.1

Annual Information Form for the year ended December 31, 2012 (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.2

Audited Consolidated Financial Statements, and the related notes thereto, as at December 31, 2012 and 2011 and for each of the years in the two year period ended December 31, 2012 and the Auditors' Report thereon (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.3

Management's Discussion and Analysis of Financial Position and Operating Results for the years ended December 31, 2012 and 2011 (incorporated by reference to the Registrant's Annual Report on Form 40-F, as filed with the Securities and Exchange Commission on March 15, 2013)

3.4

Management Information Circular for the Registrant's annual meeting of shareholders held on May 9, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on April 18, 2013)

3.5

Unaudited Consolidated Interim Financial Statements and the related notes thereto for the three and six months ended June 30, 2013 and 2012 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2013)

3.6

Management's Discussion and Analysis of Financial Position and Operating Results for the three and six months ended June 30, 2013 and 2012 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on August 20, 2013)

3.7

Material Change Report of the Registrant dated January 16, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on January 17, 2013)

3.8	Material Change Report of the Registrant dated January 17, 2013
3.9	Material Change Report of the Registrant dated March 15, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 25, 2013)
3.10

Amended and Restated Business Acquisition Report of the Registrant regarding the acquisition, effective April 26, 2013, of Fission Energy Corp., dated September 9, 2013 (incorporated by reference to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on September 10, 2013)

4.1	Consent of PricewaterhouseCoopers LLP
4.2	Consent of Ernst & Young LLP

Exhibit Number	Description
4.3	Consent of Cassels, Brock & Blackwell LLP
4.4	Consent of Steve Blower, P. Geo
4.5	Consent of Terry V. Wetz, P.E.
4.6	Consent of Roscoe Postle Associates Inc.
4.7	Consent of Leo R. Hwozdyk, P.Eng.
4.8	Consent of Thomas C. Pool, P.E.
4.9	Consent of Neil N. Gow, P.Geo.
4.10	Consent of Richard E. Routledge, M.Sc., P.Geo.
4.11	Consent of James W. Hendry, P.Eng.
4.12	Consent of Luke Evans, M.Sc., P.Eng.
4.13	Consent of Hrayr Agnerian, M.Sc. (Applied), P. Geo.
4.14	Consent of Michel Dagbert, P.Eng.
4.15	Consent of Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG
4.16	Consent of Mark B. Mathisen, B.Sc., P.G.
4.17	Consent of William E. Roscoe, Ph.D.,.Eng.
4.18	Consent of CSA Global (UK) Ltd.
4.19	Consent of SGS Geostat Ltd.
5.1	Powers of Attorney (included on the signature page of this Registration Statement).